As filed with the Securities and Exchange Commission on December 31, 2009

Registration No. 333-162967

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FIRST SECURITY GROUP, INC.

(Exact name of registrant as specified in its charter)

TENNESSEE	6021	58-2461486
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

531 BROAD STREET

CHATTANOOGA, TENNESSEE 37402

(423) 266-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

RODGER B. HOLLEY

FIRST SECURITY GROUP, INC.

531 BROAD STREET

CHATTANOOGA, TENNESSEE 37402

(423) 266-2000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of Communications to:

Katherine M. Koops Robert D. Klingler Bryan Cave LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, Georgia 30309-3488 (404) 572-6600	Randolph A. Moore III Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street, NW Atlanta, Georgia 30309-3424 (404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee
Common Stock, $0.01 par value			$$1,000,000	$55.80

(1)	Includes shares of common stock which may be purchased by the underwriter to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject To Completion dated December 31, 2009

PRELIMINARY PROSPECTUS

             Shares

Common Stock

We are offering              shares of our common stock to be sold in this offering.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “FSGI.” The last reported sale price of our common stock on the NASDAQ Global Select Market on December 29, 2009 was $2.48 per share.

Investing in our common stock involves risks. Before investing, you should carefully read the section titled “Risk Factors” beginning on page 19 of this prospectus along with our periodic reports and other information we file with the Securities and Exchange Commission, or the SEC.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of              additional shares of our common stock on the same terms as set forth above to cover over-allotments, if any.

Neither the SEC, any state securities commission, the FDIC, the Board of Governors of the Federal Reserve System, nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the FDIC or any other governmental agency.

The underwriters expect to deliver the shares to purchasers against payment on or about                     , 2010.

RAYMOND JAMES

SANDLER O’NEILL + PARTNERS, L.P.

FIG PARTNERS

The date of this prospectus is                     , 2010.

ABOUT THIS PROSPECTUS

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge upon written or oral request. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Unless otherwise indicated, all information in this prospectus assumes that the underwriters will not exercise their option to purchase additional common stock to cover over-allotments.

Neither we nor any underwriter is making an offer of these securities in any jurisdiction where the offer is not permitted. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to our common stock if the person making the offer or solicitation is not qualified to do so, or it is unlawful for you to receive such an offer or solicitation.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Unless this prospectus indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” or “First Security” as used in this prospectus refer to First Security Group, Inc. and its subsidiaries, including FSGBank, N.A., which we sometimes refer to as “FSGBank.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors,” and the documents identified in the sections “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus before making an investment decision.

First Security Group, Inc.

We are a bank holding company headquartered in Chattanooga, Tennessee. We currently operate 39 full-service banking offices and two loan and lease production offices through our wholly-owned bank subsidiary, FSGBank. We serve the banking and financial needs of various communities in eastern and middle Tennessee, as well as northern Georgia.

Through FSGBank, we offer a range of lending services that are primarily secured by single and multi-family real estate, residential construction and owner-occupied commercial buildings. In addition, we focus on serving the needs of small- to medium-sized businesses, by offering a range of lending, deposit and wealth management services to these businesses and their owners. Our principal source of funds for loans and securities is core deposits gathered through our branch network. We offer a wide range of deposit services, including checking, savings, money market accounts and certificates of deposit, and obtain most of our deposits from individuals and businesses in our market areas, including the vast majority of our loan customers. Our wealth management division offers private client services, financial planning, trust administration, investment management and estate planning services. We also provide mortgage banking and electronic banking services, such as Internet banking, online bill payment, cash management, ACH originations, and remote deposit capture. We actively pursue business relationships by utilizing the business contacts of our Board of Directors, senior management and local bankers, thereby capitalizing on our extensive knowledge of the local marketplace.

As of September 30, 2009, we had total assets of approximately $1.2 billion, total deposits of approximately $1.0 billion and tangible stockholders’ equity of approximately $143 million.

Corporate Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol “FSGI.” We were incorporated in the state of Tennessee on February 1, 1999. Our principal executive offices are located at 531 Broad Street, Chattanooga, Tennessee 37402, and our telephone number is (423) 266-2000. Our internet address is www.fsgbank.com. The information contained on our website is not part of this prospectus.

Third Quarter Results

The following financial information summarizes our results for the three and nine months ended September 30, 2009. The summary information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the complete financial statements and notes thereto incorporated by reference in this prospectus.

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We announced third quarter results of a net loss of $28.1 million, or $1.84 per share (basic and diluted), primarily driven by a non-recurring, non-cash charge described below totaling $1.59 per share (basic and diluted). For the nine months ended September 30, 2009, we have reported a net loss of $31.8 million, or $2.05 per share (basic and diluted).

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Goodwill impairment charge of $24.8 million, net of $2.4 million in taxes, resulting from an external analysis that indicated the entire amount of goodwill on our balance sheet was impaired as of September 30, 2009. This is a one-time, non-cash accounting adjustment that has no effect on cash flows, liquidity, tangible capital, or our ability to conduct business.

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Provision for loan losses totaled $9.3 million for the third quarter of 2009, as we bolstered our allowance for loan and lease losses to $25.7 million, or 2.66% of total loans, by assessing the existing and emerging credit issues related to the national and regional economic slowdown and the corresponding increase in unemployment. Our net charge-offs for the third quarter and year-to-date periods of 2009 were $2.9 million and $12.2 million, respectively. Our allowance for loan and lease losses to total loans has increased from 1.99% and 1.72% as of June 30, 2009 and December 31, 2008, respectively, to 2.66% as of September 30, 2009. Our allowance for loan and lease losses was 73.73% of our non-performing loans as of September 30, 2009, compared to 63.92% and 82.16% as of June 30, 2009 and December 31, 2008, respectively.

•	Improved capital ratios, with our tangible capital ratio and tangible common equity ratio at 11.92% and 9.32%, respectively, compared to 11.84% and 9.26% for the previous quarter.

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Increased net interest margin of 3.96% compared to 3.77% in the previous quarter, reflecting both risk-based loan pricing and a reduction in cost of funds. While net interest income increased $400 thousand, or 3.8%, to $10.9 million for the third quarter of 2009 compared to the linked quarter, for the three and nine months ended September 30, 2009, net interest income declined from the comparable 2008 periods primarily due to the Federal Reserve’s interest rate reductions and increased non-performing loans. Our balance sheet is currently asset sensitive and, as such, our net interest income will benefit from rising interest rates.

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Improved non-interest income for the third quarter of 2009 by $93 thousand, or 3.5%, over the linked quarter primarily due to an increase in fees and fair value adjustments on mortgages originated and sold in the secondary market. Non-interest income for the three and nine months ended September 30, 2009 declined by $320 thousand, or 10.5%, and $1.2 million, or 13.0%, respectively, from the comparable 2008 period due mainly to lower service charge fees and mortgage origination fees.

•	Core earnings, which consist of pre-tax revenue and non-interest expenses before goodwill impairment, improved by $178 thousand, or 5.5%, to $3.4 million from the previous quarter.

•	On November 6, 2009, we filed our quarterly Form 10-Q with the SEC. This filing provides additional analysis and discussion of the three and nine months ended September 30, 2009.

Recent Developments

Over the past two years, the current recession has negatively impacted the liquidity, credit quality and capital strength at many financial institutions. In particular, increased credit losses from the weakening economy have negatively affected the capital and earnings of the banking industry. Many financial institutions continue to experience significant declines in the value of their collateral for real estate loans and heightened credit losses, which has resulted in increased levels of non-performing assets, charge-offs, foreclosures and losses on disposition of the underlying collateral. Early in 2009, we began to implement measures to strengthen our credit administration and risk management in order to address similar issues at FSGBank. Additionally, in the fourth quarter of 2009, we committed to undertake the actions described below to improve FSGBank’s management, liquidity and funds management, capital adequacy, and credit risk management in response to FSGBank’s most recent regulatory exam, however we are not currently subject to any formal or informal action with the OCC. These undertakings were made independently by FSGBank and build upon the proactive measures we have taken to date to address these areas. See “Risks Related to Recent Market, Legislative and Regulatory Events” beginning on page 25 for additional information regarding future potential supervisory actions.

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In order to provide additional management support, we anticipate externally hiring or otherwise reassigning qualified individuals to fill senior positions in credit administration and commercial lending and to fill our vacant Chief Operating Officer position subject to consultation with the OCC. While this will require additional costs, we believe the additional executive officer level support will assist FSGBank in addressing its asset quality and earnings and provide the management depth that we want to have to support our future growth. Please see our risk factor related to seeking additional senior officers on page 21 for additional information.

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As part of our plan to improve FSGBank’s liquidity and funds management, in the fourth quarter of 2009, we issued additional brokered CDs to significantly increase our cash account balance at the Federal Reserve Bank of Atlanta. As of the close of business on December 18, 2009, our balance at the Federal Reserve Bank of Atlanta was approximately $146.2 million, which represents an increase of $142.8 million since the end of the third quarter. We believe this balance provides a sufficient buffer to offset any potential stresses on our deposit portfolio, particularly if we are unable to rely on brokered deposits as a source of funding, which could occur should FSGBank fall below the “well-capitalized” regulatory standard if we become subject to elevated capital requirements.

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Earlier in the fourth quarter we increased FSGBank’s capital position by downstreaming $25.0 million as additional tier 1 capital to FSGBank, effectively increasing FSGBank’s tier 1 leverage ratio to 10.1% and our total risk-based capital ratio to 13.1% based on September 30, 2009 financial data. We have approximately $6 million in currently available funds for possible future capital contributions to FSGBank. Please see “—External Stress Test Analysis” below for additional information about our current capital position and our risk factor on page 25 relating to future potential supervisory actions for additional information regarding possible elevated capital requirements.

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During the current recession, we are particularly focused on the current credit quality of our loan portfolio and on improving our overall credit function to support a much larger financial institution in the future. In order to improve FSGBank’s overall credit quality, as well as to address our identification and resolution of problem loans, we continue to modify our credit risk management policies and procedures. Specifically, we have begun to centralize the credit function of FSGBank by adding two senior credit officers and committing to add three consumer and small business underwriters. We have also begun to centralize our loan committee structure and reduce lending authorities granted to various loan officers. As a result of centralizing our credit function, most loan approvals will now require the approval of senior credit officers with additional board oversight of higher risk or otherwise classified loans. We also intend to supplement our in-house loan review function by adding two dedicated loan review officers to enable us to review a greater portion of our portfolio, as well as review higher risk portfolios, on a more frequent basis. In November 2009, we engaged an independent consultant to conduct a review of a significant portion of our loan portfolio. Please see “—Independent Loan Review” below for additional information. Finally, we anticipate adding two experienced new officers to our special assets department in order to improve our management and reduction of classified assets. It is anticipated that most of the positions will be filled by re-assigning our current employees and therefore the net new employees will be minimal.

External Stress Test Analysis. In October 2009, we engaged a nationally recognized, independent consulting firm to complete a stress test of our loan portfolio and the potential impact of future deterioration in asset quality on our capital position based on different economic scenarios. The method for stress testing the portfolio was based on the technique used by the federal regulators to evaluate the nation’s largest 19 financial institutions in the Supervisory Capital Assessment Program (“SCAP”). The results from this stress test are not a prediction of the most likely scenario that exists for us, but rather provide an estimate of losses that we might incur if the current economic environment continues to worsen under certain adverse scenarios. The primary purpose of the stress test was to analyze the adequacy of our capital position against the risks inherent in our loan portfolio in an environment consisting of extremely detrimental economic circumstances. The stress test was tailored to reflect the risk inherent in our portfolio and markets. In December 2009, the independent consulting firm completed the stress test, which indicated that, assuming First Security experienced the credit losses projected under a “more adverse” scenario, we would need to raise and downstream to FSGBank a minimal amount of approximately $200 thousand to satisfy current regulatory well capitalized standards at December 31, 2010. The review also found we would need to raise and downstream to FSGBank approximately $31.4 million to satisfy these standards if it repaid all TARP funds. In the event that the OCC requires FSGBank to maintain a tier 1 leverage ratio of at least 9.0% and a total risk-based capital ratio of at least 12.0%, we would need to raise and downstream to FSGBank approximately $22.8 million to satisfy these standards, assuming that the TARP funds are not repaid.

Independent Loan Review. In November 2009, we engaged an independent consulting firm to conduct an independent review of our loan portfolio. The primary purpose of the loan review is to evaluate individual credits for compliance with our credit and underwriting standards, and to assess the potential impairment of certain credits in which FSGBank might experience additional risk of loss. The review will cover nearly 60% of our total loan portfolio, based on a cross-section of credits designed to include a representative mix of different loan categories and risk profiles, with a particular emphasis on commercial borrowers, which includes our commercial real estate portfolio. The loans selected for review by our independent consultant do not include the credits reviewed by the OCC during their recent examination of FSGBank; as a result, at the conclusion of our consultant’s review, FSGBank will have had an independent review of roughly two-thirds of its entire loan portfolio, including approximately 81% of our commercial real estate loans and nearly 85% of our construction and development loans.

Loan Portfolio and Asset Quality

As of September 30, 2009, we had an aggregate loan portfolio of $964 million consisting primarily of in-market loans originated throughout our branch network. The loan mix reflects our market opportunities and we consider our portfolio to be generally well diversified. As of September 30, 2009, our largest category of loans, 1-4 family residential, represented 29.6% of our loan portfolio. Commercial real estate represented 24.2%, of which 64.0% were owner occupied, while construction and development loans represented 18.3% of the portfolio. We believe that our construction and development loan portfolio is diverse, with approximately equal balances of commercial construction, residential construction and residential acquisition and development. Our top ten construction and development loan relationships represented 29.9% of our C&D loan commitments as of September 30, 2009 and 5.5% of all loan commitments. As of September 30, 2009, the average credit size of a C&D loan was $247 thousand. The balance of our loan portfolio consists of commercial and industrial loans (15.4%), consumer loans (5.4%), multi-family loans (3.9%) and commercial leases (2.5%).

We continue to focus on strategically reducing certain balance sheet risks as the lingering effects of the economic downturn continue to place stress on businesses and borrowers in our markets. From December 31, 2008 to September 30, 2009, our loan balances declined by $47.3 million, or 4.7%. This decline was concentrated in construction and development loans of $18.0 million, 1-4 family residential loans of $11.6 million, commercial loans of $9.4 million, consumer loans of $6.4 million and leases of $6.2 million, but the decreases were partially offset by selective increases in other segments of our loan portfolio. As of September 30, 2009, commercial real estate loans totaled 209% of FSGBank’s total risk-based capital, below the 300% threshold set by the banking regulators for enhanced scrutiny, while our construction and development loans totaled 157.6% of FSGBank’s total risk-based capital, above the 100% threshold. Following our October 2009 downstream of $25.0 million, FSGBank’s concentrations in commercial real estate and construction and development loans fell to 170.6% and 128.9%, respectively.

ANALYSIS OF LOAN PORTFOLIO

				Percent change from
	September 30, 2009	December 31, 2008	September 30, 2008	December 31, 2008	September 30, 2008
	(in thousands, except percentages)
Loans secured by real estate
Residential 1-4 family	$284,811	$296,454	$284,256	-3.9%	0.2%
Commercial	233,692	234,630	230,134	-0.4%	1.5%
Construction/development	176,570	194,603	206,453	-9.3%	-14.5%
Multi-family and farmland	37,461	34,273	33,114	9.3%	13.1%

	732,534	759,960	753,957	-3.6%	-2.8%
Commercial loans	148,473	157,906	166,024	-6.0%	-10.6%
Consumer installment loans	51,866	58,296	61,400	-11.0%	-15.5%
Commercial leases, net of unearned income	24,679	30,873	33,663	-20.1%	-26.7%
Other	6,743	4,549	2,423	48.2%	178.3%

Total loans	964,295	1,011,584	1,017,467	-4.7%	-5.2%
Allowance for loan and lease losses	(25,686)	(17,385)	(13,335)	47.7%	92.6%

Net loans	$938,609	$994,199	$1,004,132	-5.6%	-6.5%

Loans 90 days past due	$3,377	$2,706	$2,250	24.8%	50.1%
Nonaccrual loans	31,463	18,453	8,773	70.5%	258.6%

Total non-performing loans	$34,840	$21,159	$11,023	64.7%	216.1%

Non-performing loans to total loans	3.61%	2.09%	1.08%	72.7%	234.3%

We consider our asset quality to be of primary importance, and continue to enhance the way in which we manage our loan portfolio. In 2009, we established a board-level asset quality committee to exclusively focus on all aspects of managing asset quality. In addition, our special assets department is taking a more aggressive approach to identifying problem loans earlier by initiating shared responsibility and involvement with the originating loan officer for past due loans based on risk-specific criteria and the number of days past due. We believe these and other enhancements will assist us in detecting problem loans earlier, which we believe will lead to more favorable resolutions of these loans and will enable the appropriate liquidation of non-performing assets. We have been successful so far in disposing of our OREO assets. OREO cash sales proceeds for the three and nine months ended September 30, 2009 totaled $2.2 million and $5.0 million, respectively, resulting in a realization of approximately 97% and over 100%, respectively, based on the book value at the sales date and approximately 88% and 86%, respectively, on the originally transferred loan amounts prior to any charge-offs or other adjustments.

Non-performing loans totaled $34.8 million as of September 30, 2009, an increase of approximately $4.7 million, or 15.5%, from the previous quarter, and $13.7 million, or 64.7%, from year-end. Non-performing loans represented 3.61% of our total loan portfolio as of September 30, 2009, up from 3.11% as of the end of the previous quarter and 2.09% as of year-end. Provisions and net-charge-offs for the third quarter were $9.3 million and $2.9 million, respectively, as we continue to bolster our reserves. The allowance for loan and lease losses was $25.7 million, or 2.66% of total loans as of September 30, 2009 compared to 1.99% as of June 30, 2009 and 1.72% as of December 31, 2008. The allowance is primarily composed of two components, specific reserves and general reserves. Specific reserves are allocated to individual loans that are deemed impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due under the contractual terms of the loan agreement. The remaining loan portfolio is segmented into loan pools based on common characteristics. General reserves are applied to each loan pool and are determined based on a combination of the historical loss rates and qualitative and environmental risk factors associated with each loan pool. As of September 30, 2009, approximately 77.6% of the allowance was allocated to loan pools based on common characteristics, whereas the remainder was allocated to impaired loans where the loss is deemed probable. General reserves are available to cover future loan losses based on an estimate as of the assessment date. These future losses may or may not be realized.

ANALYSIS OF NON-PERFORMING LOANS AND ASSETS – CLASSIFICATION AND NUMBER OF UNITS

	September 30, 2009		June 30, 2009		March 31, 2009		December 31, 2008
	Amount	Units	Amount	Units	Amount	Units	Amount	Units
	(amounts in thousands)
Nonaccrual loans
Construction/development real estate loans	$10,583	15	$8,706	9	$9,040	12	$9,037	20
Residential 1-4 family real estate loans	3,758	32	3,713	30	2,179	18	2,649	10
Commercial real estate loans	2,162	11	4,595	16	3,575	12	1,991	9
Commercial loans	8,432	25	3,160	15	6,904	20	1,228	10
Commercial leases, net of unearned income	5,064	21	5,126	16	3,523	4	3,523	5
Consumer and other loans	1,464	2	1,482	5	1,485	4	25	3

Total	31,463	106	26,782	91	26,706	70	18,453	57

Loans 90 days past due
Construction/development real estate loans	532	3	94	4	481	7	87	4
Residential 1-4 family real estate loans	1,145	19	795	12	765	13	445	6
Commercial real estate loans	108	2	41	1	2,898	8	266	1
Commercial loans	67	4	59	6	673	12	298	16
Commercial leases, net of unearned income	1,307	36	2,308	24	478	13	125	5
Consumer and other loans	218	19	76	10	118	20	1,485	18

Total	3,377	83	3,373	57	5,413	73	2,706	50

Total non-performing loans	34,840	189	30,155	148	32,119	143	21,159	107

Other real estate owned
Construction/development real estate loans	6,339	31	7,187	38	5,484	30	4,564	27
Residential 1-4 family real estate loans	3,688	25	2,657	14	2,598	14	1,143	9
Commercial real estate loans	4,179	12	3,086	9	3,227	5	1,438	4

Total	14,206	68	12,930	61	11,309	49	7,145	40

Repossessions	2,050	163	1,473	56	1,864	63	1,680	56

Total non-performing assets	$51,096	420	$44,558	265	$45,292	255	$29,984	203

Non-performing loans to total loans	3.61%		3.11%		3.24%		2.09%
Non-performing assets to total assets	4.25%		3.60%		3.55%		2.35%

Business Strategy for 2010 and Beyond

We believe there are significant opportunities for community banks our size to profitably grow and opportunistically capitalize on the current financial cycle over the next few years. We are committed to enhancing our balance sheet and infrastructure and are focusing on long-term opportunities which improve our ability to benefit from the ongoing market disruption. We target both consumers and small to medium-sized owner-operated businesses in our markets and have developed a localized approach that focuses on providing superior customer service through our local employees who are relationship-oriented and committed to their respective communities. Through this strategy, we intend to conservatively grow our business, expand our customer base, deepen our customer relationships, and improve our profitability. The key elements of our current operating strategy are as follows:

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Effectively Manage Current Asset Quality and Invest in our Future by Centralizing Credit Functions. We remain focused on our asset quality. Due to both an on-going evaluation of our credit policies and, in an effort to address the quality of our loan portfolio and the conditions affecting the broader economic market, we have taken several steps to proactively manage our loan portfolio, enhance our asset quality controls and centralize our credit function. We have strengthened our commercial underwriting standards, enhanced our loan policies, established better warning and early detection procedures, strengthened our commercial real estate management practices, improved consumer portfolio risk based pricing and standardized underwriting, and developed a more comprehensive analysis of our allowance for loan and lease losses. As part of our operating strategy moving into 2010, we have decided to centralize our credit functions and underwriting processes at our Company’s headquarters and to increase our staffing levels in these areas. We believe that by taking these steps now we will better position ourselves for greater opportunities in the future. We recently added two experienced credit officers and we intend to hire two new loan review officers, two experienced special assets officers and several new consumer and small business underwriters and loan operations officers as we centralize our credit and underwriting processes. With the anticipated hiring or re-tasking of as many as 12 employees over the next several months, we believe that we can improve our overall credit, loan review and underwriting functions which will allow us to compete effectively and strengthen our business and position ourselves to become a larger financial institution. We anticipate this will result in a net increase of approximately three employees as we consolidate our existing regional credit functions. In addition to centralizing our credit functions, earlier this year our Board of Directors established a board-level asset quality committee to exclusively focus on all aspects of managing the asset quality of our loan portfolio. Due to the rising level of other real estate owned (“OREO”) in our portfolio, we also established an OREO sales team to exclusively manage and sell these properties. Our goal is to maintain better asset quality measures than our competitors. Based on our previous actions and these additional steps, we believe that we can continue to have asset quality metrics that compare favorably to our peers. Our peer group, as defined by the Uniform Bank Performance report (“UBPR”), consists of all commercial banks between $1 billion and $3 billion in total assets. Based on the September 30, 2009 UBPR, our non-performing loans as a percentage of gross loans was 3.61% compared to 3.75% for our peer group, our non-performing loans as a percentage of the allowance was 135.64% compared to 178.91% for our peer group and our allowance as a percentage of gross loans was 2.66% compared to 1.96% for our peer group. We are optimistic that these added steps will help us maintain our performance relative to our peers despite a difficult economy.

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Focus On Strong Capital and Liquidity. In light of the economic recession and the potential impact it may have on FSGBank, we have focused our efforts on strengthening our capital and liquidity ratios. In January 2009, we issued $33 million in preferred stock to the U.S. Department of the Treasury (the “Treasury”) along with a warrant for 823,627 shares of our common stock, through the Capital Purchase Program (“CPP”). As a result, we maintain comparatively strong regulatory capital ratios, which will be enhanced by this offering. Our consolidated tier 1 capital to risk-weighted assets ratio, total risk-based capital to risk-weighted assets ratio and tier 1 leverage ratio were 13.0%, 14.3%, and 11.1%, respectively as of September 30, 2009. Following our October 2009 downstream of $25.0 million, FSGBank’s total risk-based capital and tier 1 leverage ratios were effectively 13.1% and 10.1%, based on September 30, 2009 financial data. In addition to enhancing our stockholders’ equity, participating in the CPP strengthened our liquidity and improved our ability to make and renew loans to qualified borrowers. Other means of improving our liquidity include a focus on organic core deposit growth and the continued development of existing and new alternative funding sources. We use treasury management products and deposit promotions to support core deposit growth and enhance liquidity. In the fourth quarter of 2009, we issued additional brokered CDs to significantly increase our cash account balance at the Federal Reserve Bank of Atlanta. As of the close of business on December 18, 2009, our balance at the Federal Reserve Bank of Atlanta was approximately $146.2 million.

•

Increase Our Market Share Along Interstate Corridors in Eastern and Middle Tennessee and Northern Georgia. We believe we are taking the necessary steps to make FSGBank scalable into a much larger institution. We will seek to increase market share in our primary markets along the Interstate 75 and Interstate 40 corridors as well as to extend into other interstate corridors in eastern and middle Tennessee and northern Georgia through organic growth opportunities. These interstate communities are primarily served by branches of large regional and national financial institutions headquartered outside of the area. As a result, we believe these markets need, and are best served by, a locally owned and operated financial institution managed by people from the communities served. As we grow, we continue to believe that it is important to be positioned to react to changes in local markets, while at the same time benefiting from the economies of scale created by our size.

•

Capitalize On Current Market Conditions. Many participants in the banking industry have restricted their lending due to asset quality and capital constraints brought on by current market conditions. As opportunities exist, we may recruit seasoned officers who we expect can bring value-added experience, expertise, and customer relationships, or who can generate credit-worthy loan volume through their existing credit relationships. Additional capital from this offering will support this organic growth. In addition to organic loan growth, we believe that our margins should be enhanced in the long run as interest rates stabilize or increase and risk-based pricing returns to the industry.

•

Continue to Evaluate Strategic Acquisitions In Our Core Markets. In the future, we intend to continue our overall growth strategy in part through selected strategic acquisitions in our core markets. Specifically, we may consider seeking regulatory permission to acquire failed financial institutions that fit with our current strategy through FDIC-assisted transactions that will limit potential credit risks typically associated with acquisitions of this type in the current environment. We believe that many opportunities remain in our market area to expand, and with a strong capital base, we intend to be in a position to consider acquiring additional market share through one or more acquisitions if the appropriate opportunities arise. With thorough diligence and risk evaluation, we will work to identify targets that will help us achieve our strategic and financial targets. Although the interstate corridors are our primary focus, we may consider acquiring banking operations outside of the interstate corridors if we identify attractive opportunities.

•

Maintain Local Knowledge With Corporate Oversight and Control. We effectively compete with our regional competitors by offering personalized and flexible banking services in addition to providing superior customer service. We designate regional bank presidents and separate advisory boards in each of our markets so that we are positioned to react quickly to changes in those communities while maintaining efficient and consistent centralized reporting and policies. While we give our local markets certain flexibility to price products to effectively compete locally, we have implemented measures to increase the centralization of our credit functions and underwriting and standardize our deposit products, thereby maintaining better control over our overall asset quality and interest rate exposure as we grow.

Market Area

We currently conduct business principally through 39 branches in our market areas of Bradley, Hamilton, Jackson, Jefferson, Knox, Loudon, McMinn, Monroe, Putnam and Union Counties, Tennessee and Catoosa and Whitfield Counties, Georgia. Our markets follow the Interstate 75 corridor between Dalton, Georgia (approximately one hour north of Atlanta, Georgia) and Jefferson City, Tennessee (approximately 30 minutes north of Knoxville, Tennessee) and the Interstate 40 corridor between Nashville, Tennessee and Knoxville,

Tennessee. Based upon data available from the FDIC as of June 30, 2009, FSGBank’s total deposits ranked 6th among financial institutions in our market area, representing approximately 4.5% of the total deposits in our market area.

We remain optimistic about the economic future of the markets we serve. In 2008, the Volkswagen Group of America, Inc. announced plans to build a $1 billion automobile production facility in Chattanooga. The plant is projected to open in the Spring of 2011 and generate approximately 2,000 direct jobs, including approximately 400 white-collar jobs, and up to 12,000 indirect jobs in the region. More recently, Volkswagen officially announced plans to build a supplier park that could house 15 or more companies adjacent to the primary production facility. In February of 2009, Wacker Chemie AG announced plans to build a $1 billion chemical plant in Cleveland, Tennessee, approximately 30 miles northeast of Chattanooga. Wacker Chemie is a Munich-based chemical company with almost 16,000 employees worldwide and annual sales in 2008 of approximately $4 billion Euros. The Cleveland plant is expected to initially employ nearly 600 people. In addition, the energy industry has made significant investments in our local economy in the past year, as SIAG Schaaf Industrie AG, a German wind power technology company with production sites throughout Europe and in Egypt, purchased an existing facility near Chattanooga, with current plans to add 120 jobs over the next 18 months. Likewise, Alstom Power, a producer of steam and gas turbines used in nuclear power plants, plans to add roughly 360 jobs to its work force in Chattanooga, and invest nearly $280 million into the economy through the purchase of new equipment and refitting of existing facilities. Alstom Power is a publicly-traded company with a presence in 70 countries, 80,000 employees and most recently reported annual sales of 18.7 billion Euros in its year ended March 31, 2009. Similarly, Chicago Bridge & Iron is preparing to build a $110 million fabrication plant in nearby South Pittsburg, Tennessee, also focused on the nuclear power industry. Chicago Bridge & Iron designs, engineers and constructs energy plants and has approximately 17,000 employees worldwide. Chattanooga officials believe that new nuclear-power related investments in the area could create more than 3,000 jobs over the next decade.

In addition, Knoxville, home to the University of Tennessee and Oak Ridge National Laboratory, provides another engine of economic growth for our footprint in eastern Tennessee. With unemployment rates below the national average, Knoxville is often cited as a prime place to locate and grow a business, having welcomed a variety of high-tech and manufacturing companies in recent years. Knoxville has consistently ranked high on both Forbes Magazine list of “Best Places for Business and Careers” (No. 10 on the March 2008 list) and Expansion Management magazine’s ranking of “Best Metro for Business and Expansion” (3rd among all mid-sized cities in the nation in 2007). In 2007, Expansion Management Magazine also ranked Knoxville in the top 20 percent of metropolitan areas in the nation for worker quality. We believe Knoxville’s training of highly-skilled and technologically-savvy workers helps to make the State of Tennessee an increasingly attractive place for new businesses to start or relocate.

Additionally, economic activity has been positively impacted by the nearly $4 billion of funds awarded to the state of Tennessee through the U.S. Recovery Act which is estimated to create or save nearly 10,000 jobs state-wide. The Second Congressional District, which includes Knoxville, has been awarded more than $1 billion in funds which is estimated to create or save 555 jobs in the area, and the Third Congressional District, which includes Chattanooga, has been awarded more than $200 million in funds which is estimated to create or save 387 jobs.

Although Dalton, Georgia has been hard hit by rising unemployment as the home goods and carpet industries based in the region feel the continued effects of the housing downturn, we have recently seen some signals of recovery. Belgium-based IVC Group has chosen Dalton for its first U.S.-based manufacturing operation, and will invest $70 million to construct a 520,000 square foot facility expected to go live at the end of 2010 or early 2011 that will produce vinyl floor coverings, directly creating 115 new jobs. IVC Group is the second largest sheet vinyl manufacturer in Europe.

We believe the positive economic impact on our local market areas provided by the general economic activity and these significant investments in our economy should help to stabilize and possibly increase real estate values, as well as provide increased overall long-term economic activity in our region.

Our market areas also benefit from a stable rate of employment. Our major market areas of Chattanooga and Knoxville have a lower unemployment rate of 8.9% and 8.4%, respectively (as of October 2009), than the national average and Tennessee rate of 9.5% and 10.3%, respectively. The Dalton, Georgia MSA has been negatively impacted by the decline in housing starts and the overall economy. The unemployment rate in the Dalton MSA is 12.9% (as of October 2009). However, the number of unemployed in Dalton is at the lowest point since December 2008. For the Chattanooga and Knoxville MSAs, the number of unemployed workers is decreasing and, as of September 2009 (most recent available data), has declined by 10% in Chattanooga and 9% in Knoxville since the peak in June 2009.

Thus far during the current economic downturn, our market area has benefited from a relatively stable housing market. According to the National Association of REALTORS, the median sales prices of existing single-family homes declined only 6.5% and 6.6% for the Chattanooga and Knoxville MSAs, respectively, from September 30, 2008 through September 30, 2009 compared to 11.2% for the nation and 7.9% for the census region identified as the South. While real estate values may continue to decline, we are hopeful that housing prices will remain above the state and national levels due to the significant economic investments being made in our market.

THE OFFERING

The following summary contains basic information about our common stock, is not intended to be complete, and may not contain all the information that may be important to you. For a more complete description of our common stock, see “Description of Common Stock” beginning on page 37.

Common stock we are offering(1)	Shares

Common stock to be outstanding after this offering(2)	Shares

Net proceeds	We estimate that the net proceeds from this offering will be approximately $ million, based on an offering price of $ , after deducting underwriting discounts and commissions and estimated expenses payable by us.

Use of proceeds	We intend to use these net proceeds from this offering as follows:

•	for working capital and general corporate purposes;

•	to provide capital to FSGBank to strengthen its existing balance sheet and support its anticipated organic growth;

•	to better position First Security for the redemption of all or a portion of our Series A Preferred Stock issued as part of our participation in the CPP when economic conditions improve; and

•

to support potential future acquisitions, with appropriate regulatory approval, of branches or whole banks, including possible acquisitions of failed financial institutions in FDIC-assisted transactions.

See “Use of Proceeds” on page 34.

Risk Factors	An investment in our common stock involves certain risks. You should carefully consider the risks described below under the heading “Risk Factors” beginning on page 19 and other information included in this prospectus before you purchase any shares of our common stock.

Nasdaq Global Select Market symbol	FSGI

(1)	The number of our shares offered assumes that the underwriters do not exercise their over-allotment option. If the underwriters do exercise their over-allotment option, we will issue and sell up to an additional shares.
(2)	The number of shares of common stock outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2009 and does not include:

•	1,296,284 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2009 at a weighted average exercise price of $8.10 per share;

•

823,627 shares of common stock that we may issue upon the exercise of a warrant held by the Treasury as part of its investment in First Security through the CPP, which is exercisable at a price of $6.01 per share;

•	677,276 shares of common stock as of September 30, 2009 that we may issue pursuant to future grants under our stock option plans; and

•	shares that may be issued by us upon the exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data. You should read the summary consolidated financial data presented below in conjunction with “Management’s Discussion and Analysis of the Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, which are incorporated by reference in this prospectus. The financial data as of and for the nine months ended September 30, 2009 and 2008 have been derived from our unaudited consolidated financial statements contained in our Quarterly Reports on Form 10-Q filed with the SEC. We believe these unaudited consolidated financial statements reflect all adjustments necessary for a fair presentation of our financial position and results of operations for the periods presented. The financial data as of and for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 have been derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K filed with the SEC. Certain of the measures set forth below are non-GAAP financial measures under the rules and regulations promulgated by the SEC. For a discussion of management’s reasons to present such data and a reconciliation to GAAP, please see “GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures” below.

Historical results are not necessarily indicative of future results, and the results for the nine months ended September 30, 2009 are not necessarily indicative of our expected results for the full year ending December 31, 2009 or any other period.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share amounts and full-time equivalent employees)
Earnings:
Net interest income	$31,637	$34,627	$45,227	$48,922	$47,982	$40,441	$28,830
Provision for loan and lease losses	$20,469	$7,091	$15,753	$2,155	$2,184	$2,922	$3,399
Non-interest income	$7,832	$9,007	$11,682	$11,300	$10,617	$8,847	$6,544
Non-interest expense	$56,715	$30,032	$40,382	$41,441	$40,017	$35,373	$27,128
Dividends and accretion on preferred stock	$1,450	$—	$—	$—	$—	$—	$—
Net (loss) income available to common stockholders, before extraordinary items	$(31,839)	$4,673	$1,361	$11,356	$11,112	$7,396	$3,482
Extraordinary items, net of tax	$—	$—	$—	$—	$—	$2,175	$785
Net (loss) income available to common stockholders	$(31,839)	$4,673	$1,361	$11,356	$11,112	$9,571	$4,267

Earnings - Normalized
Non-interest expense, excluding goodwill impairment	$29,559	$30,032	$40,382	$41,441	$40,017	$35,373	$27,128
Net (loss) income available to common stockholders before extraordinary items, excluding goodwill impairment	$(7,077)	$4,673	$1,361	$11,356	$11,112	$7,396	$3,482
Core earnings[1]	$9,910	$13,602	$16,527	$18,781	$18,602	$14,079	$8,246

Per Share Data:
Net (loss) income before extraordinary items, basic	$(2.05)	$0.29	$0.08	$0.67	$0.64	$0.51	$0.28
Net (loss) income, basic	$(2.05)	$0.29	$0.08	$0.67	$0.64	$0.65	$0.34
Net (loss) income before extraordinary items, diluted	$(2.05)	$0.29	$0.08	$0.66	$0.63	$0.50	$0.27
Net (loss) income, diluted	$(2.05)	$0.29	$0.08	$0.66	$0.63	$0.64	$0.33
Cash dividends declared on common shares	$0.07	$0.15	$0.20	$0.20	$0.13	$0.03	$—
Book value per common share	$6.94	$9.05	$8.78	$8.80	$8.15	$7.84	$6.80
Tangible book value per common share	$6.82	$7.23	$6.98	$6.99	$6.39	$6.00	$5.60

Per Share Data - Normalized:
Net (loss) income before extraordinary items, excluding goodwill impairment, basic	$(0.46)	$0.29	$0.08	$0.67	$0.64	$0.51	$0.28
Net (loss) income before extraordinary items, excluding goodwill impairment, diluted	$(0.46)	$0.29	$0.08	$0.66	$0.63	$0.50	$0.27

Performance Ratios:
Return on average assets[2]	-3.37%	0.50%	0.11%	0.97%	1.03%	0.83%	0.51%
Return on average common equity[2]	-29.51%	4.18%	0.92%	7.75%	7.91%	6.88%	4.16%
Return on average tangible assets[2]	-3.45%	0.51%	0.11%	1.00%	1.06%	0.85%	0.53%

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share amounts and full-time equivalent employees)
Return on average tangible common equity[2]	-37.04%	5.24%	1.15%	9.81%	10.22%	8.45%	5.10%
Net interest margin, taxable equivalent	3.78%	4.18%	4.07%	4.79%	5.09%	5.15%	4.83%
Efficiency ratio	143.70%	68.83%	70.96%	68.81%	68.29%	71.77%	76.69%
Non-interest income to net interest income and non-interest income	19.84%	20.64%	20.53%	18.76%	18.12%	17.95%	18.50%

Performance Ratios - Normalized:
Return on average assets, excluding goodwill impairment[2]	-0.75%	0.50%	0.11%	0.97%	1.03%	0.83%	0.51%
Return on average common equity, excluding goodwill impairment[2]	-6.56%	4.18%	0.92%	7.75%	7.91%	6.88%	4.16%
Return on average tangible assets, excluding goodwill impairment[2]	-0.77%	0.51%	0.11%	1.00%	1.06%	0.85%	0.53%
Return on average tangible common equity, excluding goodwill impairment[2]	-8.23%	5.24%	1.15%	9.81%	10.22%	8.45%	5.10%
Core efficiency ratio	71.16%	66.32%	66.95%	64.05%	64.38%	67.65%	73.04%

Capital & Liquidity:
Total equity to total assets	12.07%	11.59%	11.30%	12.19%	12.82%	13.30%	11.28%
Tangible equity to tangible assets	11.92%	9.49%	9.20%	9.93%	10.33%	10.51%	9.47%
Tangible common equity to tangible assets	9.32%	9.49%	9.20%	9.93%	10.33%	10.51%	9.47%
Tier 1 risk-based capital ratio	13.02%	10.31%	9.85%	10.76%	12.04%	12.09%	11.15%
Total risk-based capital ratio	14.28%	11.48%	11.10%	11.81%	13.10%	13.23%	12.39%
Tier 1 leverage ratio	11.09%	9.23%	8.74%	9.74%	10.50%	10.62%	9.86%
Dividend payout ratio	nm	52.75%	239.02%	30.06%	19.50%	4.61%	—
Total loans to total deposits	94.60%	104.19%	93.99%	105.59%	91.93%	86.90%	92.48%

Asset Quality:
Net charge-offs	$12,150	$4,694	$9,300	$1,129	$2,215	$2,374	$2,925
Net loans charged-off to average loans (annualized for the nine month periods)	1.65%	0.63%	0.93%	0.12%	0.28%	0.36%	0.57%
Non-accrual loans	$31,463	$8,773	$18,453	$3,372	$2,653	$1,314	$985
Other real estate owned	$14,206	$5,561	$7,145	$2,452	$1,982	$1,552	$2,338
Repossessed assets	$2,050	$1,293	$1,680	$1,834	$2,231	$1,891	$2,472
Non-performing assets (NPA)	$47,719	$15,627	$27,278	$7,658	$6,866	$4,757	$5,795
NPA to total assets	3.97%	1.22%	2.14%	0.63%	0.61%	0.46%	0.76%
Loans 90 days past due	$3,377	$2,250	$2,706	$2,289	$1,325	$1,042	$1,230
NPA + loans 90 days past due to total assets	4.25%	1.39%	2.35%	0.82%	0.72%	0.56%	0.92%
Non-performing loans (NPL)	$34,840	$11,023	$21,159	$5,661	$3,978	$2,356	$2,215
NPL to total loans	3.61%	1.08%	2.09%	0.59%	0.47%	0.31%	0.37%
Allowance for loan and lease losses to total loans	2.66%	1.31%	1.72%	1.15%	1.18%	1.35%	1.40%
Allowance for loan and lease losses to NPL	73.73%	120.97%	82.16%	193.53%	250.63%	429.58%	375.26%

Period End Balances:
Loans	$964,295	$1,017,467	$1,011,584	$953,105	$847,593	$748,659	$592,357
Intangible assets	$2,012	$29,748	$29,560	$30,356	$31,341	$32,463	$15,274
Assets	$1,202,908	$1,282,013	$1,276,227	$1,211,955	$1,129,803	$1,040,692	$766,691
Deposits	$1,019,287	$976,520	$1,076,286	$902,629	$922,001	$861,507	$640,526
Common stockholders’ equity	$113,941	$148,531	$144,244	$147,693	$144,788	$138,389	$86,445
Total stockholders’ equity	$145,189	$148,531	$144,244	$147,693	$144,788	$138,389	$86,445
Common stock market capitalization	$63,209	$120,194	$75,860	$150,640	$204,796	$171,950	$105,833
Full-time equivalent employees	348	365	361	371	369	358	308
Common shares outstanding	16,418	16,420	16,420	16,775	17,762	17,654	12,705

Average Balances:
Loans	$983,492	$992,563	$997,371	$904,490	$796,866	$657,928	$514,479
Intangible assets	$29,266	$30,039	$29,948	$30,838	$31,699	$19,924	$15,296
Earning assets	$1,144,254	$1,127,030	$1,132,962	$1,041,078	$960,966	$799,109	$610,585
Assets	$1,258,687	$1,253,052	$1,258,466	$1,165,948	$1,081,375	$866,946	$676,381
Deposits	$1,048,908	$926,800	$956,994	$924,587	$887,319	$734,869	$559,695
Common stockholders’ equity	$143,873	$149,040	$148,655	$146,582	$140,467	$107,499	$83,630
Total stockholders’ equity	$173,720	$149,040	$148,655	$146,582	$140,467	$107,499	$83,630
Common shares outstanding, basic - wtd	15,539	16,087	16,021	16,959	17,315	14,618	12,705
Common shares outstanding, diluted - wtd	15,539	16,243	16,143	17,293	17,680	14,910	12,912

1	Core earnings is calculated as net interest income plus non-interest income less non-interest expense, excluding goodwill impairment.
2	Performance ratios are calculated using net (loss) income available to common shareholders, before extraordinary items.

GAAP Reconciliation and Management Explanation for Non-GAAP Financial Measures

The information set forth above contains certain financial information determined by methods other than in accordance with GAAP. These non-GAAP financial measures are “non-interest expense, excluding goodwill impairment,” “net (loss) income available to common stockholders before extraordinary items, excluding goodwill impairment, net of tax,” “net (loss) income before extraordinary items, excluding goodwill impairment per share,” “core earnings,” “return on average common equity,” “return on average tangible assets,” “return on average tangible common equity,” “return on average assets, excluding goodwill impairment,” “return on average common equity, excluding goodwill impairment,” “return on average tangible assets, excluding goodwill impairment,” “return on average tangible common equity, excluding goodwill impairment,” and “core efficiency ratio.” Our management uses these non-GAAP measures in its analysis of First Security’s performance, as further described below.

•

“Non-interest expense, excluding goodwill impairment” is defined as non-interest expense reduced by the effect of goodwill impairment. “Net (loss) income available to common stockholders before extraordinary items, excluding goodwill impairment” is defined as net income, increased by the effect of impairment of goodwill, net of tax. “Net (loss) income before extraordinary items, excluding goodwill impairment per share” is defined as net income, increased by the effect of impairment of goodwill, net of tax, divided by total common shares outstanding. Our management includes these measures because it believes that they are important when measuring First Security’s performance exclusive of the effects of impairment of goodwill. As of September 30, 2009, the annual assessment of goodwill indicated a full impairment of goodwill; accordingly, no further goodwill remains on the books of First Security. The goodwill impairment is a one-time, non-cash accounting adjustment that has no effect on First Security’s cash flows, liquidity, tangible capital, or ability to conduct business and as such, management believes excluding this charge is appropriate to properly measure First Security’s performance. These three non-GAAP financial measures exclude the effect of the goodwill impairment on the most comparable GAAP measures: non-interest expense (to measure the overall level of First Security’s recurring non-interest related expenses); net (loss) income available to common stockholders before extraordinary items (to reflect the recurring overall net income available to stockholders collectively); and net (loss) income before extraordinary items per share (to reflect the recurring overall net income available to stockholders on a per share basis).

•

“Core earnings” is defined as net income, increased by the effect of impairment of goodwill and extraordinary items, both net of tax, the effect of provision for loan and lease losses, the effect of income tax (benefit) provision, excluding the tax effect of goodwill impairment and extraordinary items, and the effect of preferred stock dividends and discount accretion. Management believes presentations of financial measures excluding the impact of these items from net income, the most comparable GAAP measure, provide useful supplemental information that is important for a proper understanding of the operating results of First Security’s business. Core earnings represents the capacity to cover current and future credit losses through its operations. Financial institutions that can generate higher core earnings will have a greater ability to absorb a higher level of credit losses. As the economic recession has increased the level of credit losses, management believes that core earnings is an important measure of First Security’s ability to withstand future credit losses. Additionally, this measure is used by many investors as part of their analysis of First Security’s performance.

•

“Return on average common equity” is defined as annualized earnings for the period divided by average equity reduced by average preferred stock. Our management includes this measure in addition to return on average equity, the most comparable GAAP measure, because it believes that it is important when measuring First Security’s performance exclusive of the effects of First Security’s outstanding preferred stock, which has a fixed return, and that this measure is important to many investors in First Security’s common stock.

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“Return on average tangible assets” is defined as annualized earnings for the period divided by average assets reduced by average goodwill and other intangible assets. “Return on average tangible common equity” is defined as annualized earnings for the period divided by average equity reduced by average preferred stock and average goodwill and other intangible assets. Our management includes these measures because it believes that they are important when measuring First Security’s performance exclusive of the effects of goodwill and other intangibles recorded in First Security’s historic acquisitions, exclusive of the effects of First Security’s outstanding preferred stock, which has a fixed return, and these measures are used by many investors as part of their analysis of First Security’s performance.

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“Return on average assets, excluding goodwill impairment” is defined as net income, increased by the effect of impairment of goodwill, net of tax, divided by average assets. “Return on average common equity, excluding goodwill impairment” is defined as net income, increased by the effect of impairment of goodwill, net of tax, divided by average equity reduced by average preferred stock. “Return on average tangible assets, excluding goodwill impairment” is defined as net income, increased by the effect of impairment of goodwill, net of tax, divided by average assets reduced by average goodwill and other intangible assets. “Return on average tangible common equity, excluding goodwill impairment” is defined as net income, increased by the effect of impairment of goodwill, net of tax, divided by average equity reduced by average preferred stock and average goodwill and other intangible assets. The most comparable GAAP measure for each of these measures is return on average assets. Our management includes these measures because it believes that they are important when measuring First Security’s performance exclusive of the effects of impairment of goodwill. As of September 30, 2009, the annual assessment of goodwill indicated a full impairment of goodwill; accordingly, no further goodwill remains on the books of First Security. The goodwill impairment is a one-time, non-cash accounting adjustment that has no effect on First Security’s cash flows, liquidity, tangible capital, or ability to conduct business and as such, management believes excluding this charge is necessary to properly measure First Security’s performance.

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“Core efficiency ratio” is defined as noninterest expense divided by the sum of net interest income and noninterest income, calculated on a fully tax equivalent basis excluding impairment of goodwill and certain non-cash items, such as amortization of intangibles, gains or losses on investment securities and gains, losses and write-downs on foreclosed and repossessed properties. The core efficiency ratio provides a measure of First Security’s ability to leverage non-interest expense to generate revenue. The most comparable GAAP measure is the efficiency ratio. A decreasing core efficiency ratio indicates First Security is better utilizing its operating cost structure (non-interest expense) to generate higher revenue. By contrast, an increasing core efficiency ratio indicates that First Security’s operating cost structure (non-interest expense) is increasing faster than revenues. Management believes this ratio is an important measure to evaluate First Security’s ability to generate revenues faster than its operating cost structure (non-interest expense). Additionally, this measure is used by many investors as part of their analysis of First Security’s performance.

These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. The following reconciliation table provides a more detailed analysis of these non-GAAP performance measures.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share data)
Return on average assets	-3.37%	0.50%	0.11%	0.97%	1.03%	0.83%	0.51%
Effect of intangible assets	-0.08%	0.01%	—	0.03%	0.03%	0.02%	0.02%

Return on average tangible assets	-3.45%	0.51%	0.11%	1.00%	1.06%	0.85%	0.53%

Return on average assets	-3.37%	0.50%	0.11%	0.97%	1.03%	0.83%	0.51%
Effect of goodwill impairment	2.62%	—	—	—	—	—	—

Return on average assets, excluding goodwill impairment	-0.75%	0.50%	0.11%	0.97%	1.03%	0.83%	0.51%
Effect of average intangible assets	-0.02%	0.01%	—	0.03%	0.03%	0.02%	0.02%

Return on average tangible assets, excluding goodwill impairment	-0.77%	0.51%	0.11%	1.00%	1.06%	0.85%	0.53%

Return on average common equity	-29.51%	4.18%	0.92%	7.75%	7.91%	6.88%	4.16%
Effect of goodwill impairment	22.95%	—	—	—	—	—	—

Return on average common equity, excluding goodwill impairment	-6.56%	4.18%	0.92%	7.75%	7.91%	6.88%	4.16%
Effect on average intangible assets	-1.67%	1.06%	0.23%	2.06%	2.32%	1.64%	0.94%

Return on average tangible common equity, excluding goodwill impairment	-8.23%	5.24%	1.15%	9.81%	10.22%	8.45%	5.10%

Total equity to total assets	12.07%	11.59%	11.30%	12.19%	12.82%	13.30%	11.28%
Effect of intangible assets	-0.15%	-2.10%	-2.10%	-2.26%	-2.49%	-2.79%	-1.81%

Tangible equity to tangible assets	11.92%	9.49%	9.20%	9.93%	10.33%	10.51%	9.47%

Effect of preferred stock	-2.60%	—	—	—	—	—	—

Tangible common equity to tangible assets	9.32%	9.49%	9.20%	9.93%	10.33%	10.51%	9.47%

Efficiency ratio	143.70%	68.83%	70.96%	68.81%	68.29%	71.77%	76.69%
Effect of goodwill impairment	-68.11%	—	—	—	—	—	—
Effect of non-cash items	-3.18%	-1.45%	-2.91%	-3.74%	-2.83%	-3.12%	-2.66%
Effect of net interest income, tax equivalent adjustment	-1.25%	-1.06%	-1.10%	-1.02%	-1.08%	-1.00%	-0.99%

Core efficiency ratio	71.16%	66.32%	66.95%	64.05%	64.38%	67.65%	73.04%

Non-interest expense	$56,715	$30,032	$40,382	$41,441	$40,017	$35,373	$27,128
Effect of goodwill impairment	(27,156)	—	—	—	—	—	—

Non-interest expense, excluding goodwill impairment	$29,559	$30,032	$40,382	$41,441	$40,017	$35,373	$27,128

Net (loss) income available to common stockholders	$(31,839)	$4,673	$1,361	$11,356	$11,112	$9,571	$4,267
Extraordinary gain, net of tax	—	—	—	—	—	(2,175)	(785)
Effect of goodwill impairment, net of $2,394 tax effect	24,762	—	—	—	—	—	—

Net (loss) income available to common stockholders before extraordinary gain, excluding goodwill impairment	(7,077)	4,673	1,361	11,356	11,112	7,396	3,482

Effect of provision for loan and lease losses	20,469	7,091	15,753	2,155	2,184	2,922	3,399
Effect of income tax (benefit) provision, excluding tax effect of nonrecurring items	(4,932)	1,838	(587)	5,270	5,306	3,761	1,365
Effect of preferred stock dividends and discount accretion	1,450	—	—	—	—	—	—

Core earnings	$9,910	$13,602	$16,527	$18,781	$18,602	$14,079	$8,246

Total stockholders’ equity	$145,189	$148,531	$144,244	$147,693	$144,788	$138,389	$86,445
Effect of preferred stock	(31,248)	—	—	—	—	—	—

Common stockholders’ equity	$113,941	$148,531	$144,244	$147,693	$144,788	$138,389	$86,445

Average assets	$1,258,687	$1,253,052	$1,258,466	$1,165,948	$1,081,375	$866,946	$676,381
Effect of average intangible assets	29,266	30,039	29,948	30,838	31,699	19,924	15,296

Average tangible assets	$1,229,421	$1,223,013	$1,228,518	$1,135,110	$1,049,676	$847,022	$661,085

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except per share data)
Average total stockholders’ equity	$173,720	$149,040	$148,655	$146,582	$140,467	$107,499	$83,630
Effect of average preferred stock	(29,847)	—	—	—	—	—	—

Average common stockholders’ equity	143,873	149,040	148,655	146,582	140,467	107,499	83,630

Effect of average intangible assets	(29,266)	(30,039)	(29,948)	(30,838)	(31,699)	(19,924)	(15,296)

Average tangible common stockholders’ equity	$114,607	$119,001	$118,707	$115,744	$108,768	$87,575	$68,334

Per Share Data
Book value per common share	$6.94	$9.05	$8.78	$8.80	$8.15	$7.84	$6.80
Effect of intangible assets	(0.12)	(1.82)	(1.80)	(1.81)	(1.76)	(1.84)	(1.20)

Tangible book value per common share	$6.82	$7.23	$6.98	$6.99	$6.39	$6.00	$5.60

Net (loss) income before extraordinary items, basic	$(2.05)	$0.29	$0.08	$0.67	$0.64	$0.51	$0.28
Effect of goodwill impairment, net of tax	1.59	—	—	—	—	—	—

Net (loss) income before extraordinary items, excluding goodwill impairment, basic	$(0.46)	$0.29	$0.08	$0.67	$0.64	$0.51	$0.28

Net (loss) income before extraordinary items, diluted	$(2.05)	$0.29	$0.08	$0.66	$0.63	$0.50	$0.27
Effect of goodwill impairment, net of tax	1.59	—	—	—	—	—	—

Net (loss) income before extraordinary items, excluding goodwill impairment, diluted	$(0.46)	$0.29	$0.08	$0.66	$0.63	$0.50	$0.27

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the risks described below in conjunction with the other information in this prospectus, including our consolidated financial statements and related notes. If any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely, actually occur, our business, financial condition and results of operations could be harmed. In such a case, the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Associated with Our Business

We have incurred operating losses and cannot assure you that we will be profitable in the future.

We incurred a net loss available to common stockholders of $31.8 million, or $2.05 per share, for the nine months ended September 30, 2009, due primarily to goodwill impairment and credit losses and associated costs, including a significant provision for loan losses. Although we have taken steps to reduce our credit exposure, we likely will continue to have a higher than normal level of non-performing assets and charge-offs through 2009 and into 2010, which would continue to adversely impact our overall financial condition and results of operations.

We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition and results of operations.

Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is usually preceded by missed monthly payments. In some instances, however, a customer may declare bankruptcy prior to missing payments, and, following a borrower filing bankruptcy, a lender’s recovery of the credit extended is often limited. Since our loans are secured by collateral, we may attempt to seize the collateral when and if customers default on their loans. However, the value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customers. Rising delinquencies and rising rates of bankruptcy in our market area generally and among our customers specifically can be precursors of future charge-offs and may require us to increase our allowance for loan and lease losses. Higher charge-off rates and an increase in our allowance for loan and lease losses may hurt our overall financial performance if we are unable to increase revenue to compensate for these losses and may also increase our cost of funds.

Our allowance for loan and lease losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition and results of operations.

We maintain an allowance for loan and lease losses, which is a reserve established through a provision for loan losses charged to expenses, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans. The allowance for loan and lease losses, and our methodology for calculating the allowance, are fully described in Note 1 to our Consolidated Financial Statements under “Allowance for Loan and Lease Losses” on pages 81 through 82 of our Annual Report on Form 10-K for the year ended December 31, 2008, and in the “Management’s Discussion and Analysis – Statement of Financial Condition – Allowance for Loan and Lease Losses” section on pages 39 through 41 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009. In general, an increase in the allowance for loan and lease losses results in a decrease in net income, and possibly risk-based capital, and may have a material adverse effect on our capital, financial condition and results of operations.

The allowance, in the judgment of management, is established to reserve for estimated loan losses and risks inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan and lease losses involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan and lease losses. In addition, bank regulatory agencies periodically review our allowance for loan and lease losses and may require an increase in the provision for loan losses or the recognition of additional loan charge offs, based on judgments that are different than those of management. Recently, in consultation with our regulators, we increased the aggregate loss severity associated with qualitative and environmental factors in our methodology for calculating FSGBank’s allowance for loan and lease losses, resulting in an increase in our reserve levels. As we are consistently adjusting our loan portfolio and underwriting standards to reflect current market conditions, we can provide no assurance that our methodology will not change, which could result in a charge to earnings.

We continually reassess the creditworthiness of our borrowers and the sufficiency of our allowance for loan and lease losses as part of FSGBank’s credit functions. Our allowance for loan and lease losses increased from 1.72% of total loans at December 31, 2008 to 2.66% at September 30, 2009. We recorded a provision for loan losses during the nine months ended September 30, 2009 of approximately $20.5 million, which was significantly higher than in previous periods. We charged-off approximately $12.2 million in loans, net of recoveries, during the nine months ended September 30, 2009, which was also significantly higher than in previous periods. We will likely experience additional classified loans and non-performing assets in the foreseeable future, as well as related increases in loan charge-offs, as the deterioration in the credit and real estate markets causes borrowers to default. Further, the value of the collateral underlying a given loan, and the realizable value of such collateral in a foreclosure sale, likely will be negatively affected by the current downturn in the real estate market, and therefore may result in an inability to realize a full recovery in the event that a borrower defaults on a loan. Any additional non-performing assets, loan charge-offs, increases in the provision for loan losses or the continuation of aggressive charge-off policies or any inability by us to realize the full value of underlying collateral in the event of a loan default, will negatively affect our business, financial condition, and results of operations and the price of our securities. Further, there can be no assurance that our allowance for loan and lease losses at September 30, 2009 will be sufficient to cover future credit losses.

We make and hold in our portfolio a significant number of land acquisition and development and construction loans, which pose more credit risk than other types of loans typically made by financial institutions.

We offer land acquisition and development, and construction loans for builders and developers, and as of September 30, 2009, we had $176.6 million in such loans outstanding, representing 157.6% of FSGBank’s total risk-based capital. These land acquisition and development, and construction loans are more risky than other types of loans. The primary credit risks associated with land acquisition and development and construction lending are underwriting and project risks. Project risks include cost overruns, borrower credit risk, project completion risk, general contractor credit risk, and environmental and other hazard risks. Approximately $132.8 million of this portfolio consists of loans for which the related property is neither pre-sold nor pre-leased, which creates additional market risks. Market risks are risks associated with the sale of the completed residential units. They include affordability risk, which means the risk that borrowers cannot obtain affordable financing, product design risk, and risks posed by competing projects. There can be no assurance that losses in our land acquisition and development and construction loan portfolio will not exceed our reserves, which could adversely impact our earnings. Given the current environment, the non-performing loans in our land acquisition and development and construction portfolio are likely to increase during the remainder of 2009 and into 2010, and these non-performing loans could result in a material level of charge-offs, which will negatively impact our capital and earnings.

If the value of real estate in our core markets were to decline further, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

In addition to considering the financial strength and cash flow characteristics of borrowers, we often secure loans with real estate collateral. At September 30, 2009, approximately 76% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower but may deteriorate in value during the time the credit is extended. According to the National Association of REALTORS, the median sales prices of existing single-family homes had declined 6.5% and 6.6% for the Chattanooga MSA and Knoxville MSA, respectively, from September 30, 2008 through September 30, 2009 compared to 11.2% for the nation and 7.9% for the South. If the value of real estate in our core markets were to decline further, a significant portion of our loan portfolio could become under-collateralized. As a result, if we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

The amount of our OREO may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations.

At December 31, 2008, we had a total of $7.1 million of OREO, and at September 30, 2009, we had a total of $14.2 million of OREO, reflecting a $7.1 million increase over the past nine months. This increase in OREO is due, among other things, to the continued deterioration of the residential real estate market and the tightening of the credit market. As the amount of OREO increases, our losses, and the costs and expenses to maintain the real estate likewise increase. Due to the on-going economic downturn, the amount of OREO may continue to increase in the coming months. Any additional increase in losses, and maintenance costs and expenses due to OREO may have material adverse effects on our business, financial condition, and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory, which may make the disposition of OREO properties more difficult, increase maintenance costs and expenses, and may reduce our ultimate realization from any OREO sales.

We are seeking additional senior officers, but our ability to attract and retain the best key employees may be limited by the need for regulatory non-objection and the restrictions that we must place on the compensation of those employees.

We are currently seeking to externally hire or otherwise reassign qualified individuals to fill senior positions in credit administration and commercial lending and to fill our vacant Chief Operating Officer position. We are currently required to notify the OCC ninety days in advance of employing any senior executive officer or changing the responsibilities of a senior executive officer. This requirement could prevent us from hiring the individuals of our choosing, could discourage potential applicants, or otherwise delay our ability to fill these positions. We are also generally prohibited from entering into, amending, or renewing any agreement that provides for golden parachute payments to an institution-affiliated party or from making such golden parachute payments, absent approval from the OCC and written concurrence of the FDIC. In addition, as a participant in the CPP, we are subject to specified limits on the compensation we can pay to certain senior executive officers. The limitations, which include restrictions on bonus and other incentive compensation payable to First Security’s senior executive officers, a prohibition on any “golden parachute” payments and a “clawback” of any bonus that was based on materially inaccurate financial data or other performance metric, could limit our ability to attract and retain the best executive officers because other competing employers may not be subject to these limitations. If this were to occur, our business and results of operations could be adversely affected.

Our use of appraisals in deciding whether to make a loan on or secured by real property or how to value such loan in the future may not accurately describe the net value of the real property collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values in our market area have experienced changes in value in relatively short periods of time, this estimate might not accurately describe the net value of the real property collateral after the loan has been closed. If the appraisal does not reflect the amount that may be obtained upon any sale or foreclosure of the property, we may not realize an amount equal to the indebtedness secured by the property. The valuation of the property may negatively impact the continuing value of such loan and could adversely affect our operating results and financial condition.

We will realize additional future losses if the proceeds we receive upon liquidation of non-performing assets are less than the fair value of such assets.

We have announced a strategy to manage our non-performing assets aggressively, a portion of which may not be currently identified. Non-performing assets are recorded on our financial statements at fair value, as required under GAAP, unless these assets have been specifically identified for liquidation, in which case they are recorded at the lower of cost or estimated net realizable value. In current market conditions, we are likely to realize additional future losses if the proceeds we receive upon dispositions of non-performing assets are less than the recorded fair value of such assets.

Negative publicity about financial institutions, generally, or about First Security or FSGBank, specifically, could damage First Security’s reputation and adversely impact its liquidity, business operations or financial results.

Reputation risk, or the risk to our business from negative publicity, is inherent in our business. Negative publicity can result from the actual or alleged conduct of financial institutions, generally, or First Security or FSGBank, specifically, in any number of activities, including leasing and lending practices, corporate governance, and actions taken by government regulators in response to those activities. Negative publicity can adversely affect our ability to keep and attract customers and can expose us to litigation and regulatory action, any of which could negatively affect our liquidity, business operations or financial results.

If we are unable to increase our share of deposits in our market, we may need to accept out-of-market brokered deposits, the costs of which may be higher than expected, and which may not be available to us.

We can offer no assurance that we will be able to maintain or increase our market share of deposits in our highly competitive service area. If we are unable to do so, we may be forced to accept increased amounts of out of market brokered deposits. As of November 30, 2009, we had approximately $254.8 million in out of market deposits, including brokered certificates of deposit, brokered money market accounts and CDARS®, which represented approximately 23.4% of our total deposits. The cost of out of market and brokered deposits may exceed the cost of deposits in our local market. In addition, the cost of out of market brokered deposits can be volatile, and if we are unable to access these markets or if our costs related to out of market brokered deposits increases, our liquidity and ability to support demand for loans could be adversely affected. Finally, should we become subject to a formal regulatory order requiring specific capital levels, we would be designated as adequately capitalized and would be barred from accepting new or renewing existing brokered deposits without a regulatory waiver, which may not be obtained and could have an adverse effect on our liquidity.

Increases in our expenses and other costs, including those related to centralizing our credit functions, could adversely affect our financial results.

Our expenses and other costs, such as operating expenses and hiring new employees to enhance our credit and underwriting administration, directly affect our earnings results. In light of the extremely competitive environment in which we operate, and because the size and scale of many of our competitors provides them with increased operational efficiencies, it is important that we are able to successfully manage such expenses. We are aggressively managing our expenses in the current economic environment, but as our business develops, changes or expands, and as we hire additional personnel, additional expenses can arise. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting policies can significantly affect how we calculate expenses and earnings.

Changes in the interest rate environment could reduce our net interest income, which could reduce our profitability.

As a financial institution, our earnings significantly depend on our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes in the Federal Reserve Board’s fiscal and monetary policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of the assets and liabilities. As a result, an increase or decrease in market interest rates could have material adverse effects on our net interest margin and results of operations.

In addition, we cannot predict whether interest rates will continue to remain at present levels. Changes in interest rates may cause significant changes, up or down, in our net interest income. Depending on our portfolio of loans and investments, our results of operations may be adversely affected by changes in interest rates. In addition, any significant increase in prevailing interest rates could adversely affect our mortgage banking business because higher interest rates could cause customers to request fewer refinancings and purchase money mortgage originations.

An unsuccessful offering, adverse market conditions, future losses or increased capital requirements may require us to raise additional capital in the future to support our operations, but that capital may not be available when it is needed or it could be dilutive to our existing stockholders, which could adversely affect our financial condition and our results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations, which may require us to maintain capital in excess of published regulatory standards for a “well-capitalized” institution. We currently anticipate the OCC will require FSGBank to maintain a tier 1 leverage ratio of at least 9.0% and a total risk-based capital ratio of at least 12.0%. Should this offering prove successful, we anticipate that our capital resources will be sufficient to satisfy these capital requirements for the foreseeable future. However, we can provide no assurances that this offering will be successful. If this offering is unsuccessful or if we raise insufficient capital, we may need to raise additional capital.

In addition, in the future, we may need to raise additional capital to comply with commitments made to our regulators or a new regulatory capital framework such as a new proposal for risk-based capital standards developed by federal or international regulatory groups. As a result of the financial crisis that has adversely affected global credit markets and increases in credit, liquidity, interest rate and other risks, in September 2009, the Treasury issued principles for stronger capital and liquidity standards for banking firms, which included recommendations for higher capital standards for all banking organizations to be implemented as part of a broader reconsideration of international risk-based capital standards developed by the Basel Committee on Banking Supervision (“Basel II”). Any new capital framework is likely to affect the cost and availability of different types of credit. U.S. banking organizations are likely to be required to hold higher levels of capital and could incur increased compliance costs; it is unclear, at this time, if similar increases in capital standards will be incorporated into a revised Basel II proposal that would be adopted by international financial institutions. Any of these developments, including increased capital requirements, could require us to raise additional capital.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. If we need to raise additional capital, there is no guarantee that we will be able to borrow funds or successfully raise capital at all or on terms that are favorable or otherwise not dilutive to existing stockholders. If we cannot raise additional capital when needed, our ability to operate or expand our business could be materially impaired. Further, should FSGBank come under a regulatory directive to maintain elevated capital levels or otherwise fail to maintain sufficient capital to meet the regulatory standards for a “well-capitalized” institution, it could prohibit us from directly or indirectly accepting, renewing or rolling over any brokered deposits, absent applying for and receiving a waiver from the FDIC, which could adversely affect FSGBank’s liquidity and/or operating results.

We face strong competition from larger, more established competitors which may inhibit our ability to compete and expose us to greater lending risks.

The banking business is highly competitive, and we experience strong competition from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial institutions, which operate in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established and much larger financial institutions. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size and lack of geographic diversification.

Our ability to diversify our economic risks is limited by our own local markets and economies. We lend primarily to individuals and to small to medium-sized businesses, which may expose us to greater lending risks than those of banks lending to larger, better capitalized businesses with longer operating histories. As an example, our market area in northern Georgia is highly dependent on the home furnishings and carpet industry centered near Dalton, Georgia. Because of the downturn in residential construction in the metropolitan Atlanta area, this industry has suffered a business decline, which has adversely affected the performance of our operations in Dalton and surrounding areas. As a community bank, we are less able to spread the risk of unfavorable local economic conditions than larger or more regional banks. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

Although we compete by concentrating our marketing efforts in our primary market area with local advertisements, personal contacts and greater flexibility in working with local customers, we can give no assurance that this strategy will be successful.

Our agreement with the Treasury under the CPP is subject to unilateral change by the Treasury, which could adversely affect our business, financial condition, and results of operations.

Under the CPP, the Treasury may unilaterally amend the terms of its agreement with us in order to comply with any changes in federal law. We cannot predict the effects of any of these changes and of the associated amendments. It is possible, however, that any such amendment could have a material impact on us or our operations.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations or similar matters arising out of our business. Our insurance may not cover all claims that may be asserted against it and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all.

Environmental liability associated with lending activities could result in losses.

In the course of our business, we may foreclose on and take title to properties securing our loans. If hazardous substances are discovered on any of these properties, we may be liable to governmental entities or third parties for the costs of remediation of the hazard, as well as for personal injury and property damage. Many environmental laws can impose liability regardless of whether we knew of, or were responsible for, the contamination. In addition, if we arrange for the disposal of hazardous or toxic substances at another site, we may be liable for the costs of cleaning up and removing those substances from the site, even if we neither own nor operate the disposal site. Environmental laws may require us to incur substantial expenses and may materially limit the use of properties that we acquire through foreclosure, reduce their value or limit our ability to sell them in the event of a default on the loans they secure. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our loan policies require certain due diligence of high risk industries and properties with the intention of lowering our risk of a non-performing loan and/or foreclosed property.

Risks Related to Recent Market, Legislative and Regulatory Events

We may become subject to supervisory actions and/or enhanced regulation that could have an additional material negative effect on our business, operating flexibility, financial condition and the value of our common stock. In addition, addressing regulatory concerns in this market environment will require significant time and attention from our management team, which may increase our costs, impede the efficiency of our internal business processes and adversely affect our profitability in the near-term

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, the Federal Reserve (for bank holding companies), the OCC (for national banks) and, separately, the FDIC (as the insurer of bank deposits), have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our bank regulators can require us to enter into informal or formal enforcement orders, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions. For additional information relating to the extensive regulation, supervision and legislation that govern most aspects of our operations and limit the businesses in which we engage, please see “Supervision and Regulation” on page 44.

In light of declining asset quality and earnings, and the risks associated with liquidity and concentrations of credit, in the fourth quarter of 2009, we committed to the OCC to undertake certain actions to improve FSGBank’s liquidity and funds management, capital adequacy, and credit risk management. We are currently required to notify the OCC ninety days in advance of adding or replacing a member of the board of directors, employing any senior executive officer, or changing the responsibilities of any senior executive officer so that the person would assume a different executive position, and are generally prohibited from entering into, amending, or renewing any agreement that provides for golden parachute payments to an institution-affiliated party or from making such golden parachute payments, absent approval from the OCC and written concurrence of the FDIC. Please see above “Prospectus Summary – Recent Developments” for additional information. The adoption and implementation of these plans and policies will require significant time and attention from our management team, which may increase our costs, including additional personnel costs, impede the efficiency of our internal business processes and adversely affect our profitability in the near-term.

No assurances can be given that these actions will be sufficient to satisfy the OCC, and we may make additional commitments to the OCC in the future. We believe it is likely that the OCC will enter into some form of enforcement action with FSGBank, and we anticipate that FSGBank will be required to maintain a tier 1 leverage ratio of at least 9.0% and a total risk-based capital ratio of at least 12.0%. Any enforcement action is likely to formalize these commitments and may impose additional obligations and limitations on FSGBank. If our regulators were to take such an enforcement action, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, and/or hire additional personnel to strengthen our credit and underwriting functions. Further, should FSGBank come under a regulatory directive to maintain elevated capital levels or otherwise fail to maintain sufficient capital to meet the regulatory standards for a “well-capitalized” institution, it could prohibit us from directly or indirectly accepting, renewing or rolling over any brokered deposits, absent applying for and receiving a waiver from the FDIC, which could adversely affect FSGBank’s liquidity and/or operating results. The terms of any such supervisory action that goes beyond the steps we have already taken could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock.

A continuation of the current economic downturn in the housing market and the homebuilding industry and in our markets generally could adversely affect our financial condition, results of operations or cash flows.

Our long-term success depends upon the growth in population, income levels, deposits and housing starts in our primary market areas. If the communities in which FSGBank operate do not grow, or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. The unpredictable economic conditions we have faced over the last 24 months have had an adverse effect on the quality of our loan portfolio and our financial performance. Economic recession over a prolonged period or other economic problems in our market areas could have a material adverse impact on the quality of the loan portfolio and the demand for our products and services. Future adverse changes in the economies in our market areas may have a material adverse effect on our financial condition, results of operations or cash flows. Further, the banking industry in Tennessee and Georgia is affected by general economic conditions such as inflation, recession, unemployment and other factors beyond our control.

Since the third quarter of 2007, the residential construction and commercial development real estate markets have experienced a variety of difficulties and changed economic conditions. As a result, there has been substantial concern and publicity over asset quality among financial institutions due in large part to issues related to subprime mortgage lending, declining real estate values and general economic concerns. As of September 30, 2009, our non-performing assets had increased to $47.7 million, or 3.97% of our total assets, as compared to $27.3, or 2.14% as of December 31, 2008. Furthermore, the housing and the residential mortgage markets continue to experience a variety of difficulties and changed economic conditions.

The homebuilding and residential mortgage industry has experienced a significant and sustained decline in demand for new homes and a decrease in the absorption of new and existing homes available for sale in various markets. Our customers who are builders and developers face greater difficulty in selling their homes in markets where these trends are more pronounced. Consequently, we are facing increased delinquencies and non-performing assets as these builders and developers are forced to default on their loans with us. We do not know when the housing market will improve, and accordingly, additional downgrades, provisions for loan losses and charge-offs related to our loan portfolio may occur. If market conditions continue to deteriorate, our non-performing assets may continue to increase and we may need to take additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the market value of our loan portfolio, the losses associated with the loans in default and the net realizable value of real estate owned.

The results of our stress test may be incorrect and may not accurately predict the impact on our financial condition if the economy were to continue to deteriorate.

Bank regulatory authorities, in connection with the Supervisory Capital Assessment Program, or “SCAP,” recently administered a stress or SCAP test to the nation’s 19 largest banks. The SCAP test is based on a 2-year cumulative loan loss assumption that represents two scenarios, a “baseline” scenario that assumed a consensus forecast for certain economic variables and a “more adverse” than expected scenario to project a more significant downturn. These scenarios are not forecasts or projections of expected loan losses.

While bank regulatory authorities have not administered a SCAP test to our loan portfolio (both loans held for investment and loans held for sale), we, in conjunction with a third-party consultant, have completed a stress test of our loan portfolio to determine the potential effects on our capital as a result of the persistence of the economic factors identified in the SCAP test and to assess the potential exposure for increased non-performing assets. The analysis was designed to approximate the SCAP test, with specific adjustments based on more current economic data reflective of the market areas in which our loans are located. In December 2009, our consultant reported that First Security would need to raise approximately $200 thousand to satisfy current regulatory well capitalized standards at December 31, 2010 assuming First Security experienced credit losses projected by the “more adverse” scenario of the stress test. The review also found we would need to raise approximately $31.4 million to satisfy these standards if it repaid all TARP funds. In the event that the OCC requires FSGBank to maintain a tier 1 leverage ratio of at least 9.0% and a total risk-based capital ratio of at least 12.0%, we would need to raise approximately $22.8 million to satisfy these standards, assuming that TARP funds are not repaid.

The results of these stress tests involve many assumptions about the economy and future loan losses and default rates, and may not accurately reflect the impact on our financial condition if the economy does not improve or continues to deteriorate. While we believe that appropriate assumptions have been applied in performing the stress test, these assumptions may prove to be incorrect. In addition, the results of our stress test may not be comparable to the results of stress tests performed and publicly released by Treasury, and the results of this test may not be the same as if the test had been performed by Treasury. Moreover, the results of the stress test may not accurately reflect the impact on us if economic conditions are materially different than our assumptions. Any continued deterioration of the economy could result in credit losses significantly higher than those predicted by our internal stress test, which in turn would adversely affect our financial condition and capital levels.

Negative developments in the financial industry, and the domestic and international credit markets may adversely affect our operations and results.

Negative developments during 2008 in the global credit and derivative markets resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing for the remainder of 2009 and into 2010. As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. If these negative trends continue, our business operations and financial results may be negatively affected.

We may be required to pay significantly higher FDIC premiums or remit special assessments that could adversely affect our earnings.

Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. As a result, we may be required to pay significantly higher premiums or additional special assessments that could adversely affect our earnings. A downgrade in our regulatory condition, along with our current level of brokered deposits, could also cause our assessment to materially increase. On

November 12, 2009, the FDIC adopted a final rule that will require banks to prepay their insurance premiums for the fourth quarter of 2009 and for 2010-2012 on December 30, 2009. This rule will not affect FSGBank’s reporting of its net income, but will result in a negative effect on FSGBank’s cash flow. FSGBank’s prepayment will be approximately $6.0 million. It is possible that the FDIC may impose additional special assessments in the future as part of its restoration plan.

Future legislation could harm our competitive position.

Congress is considering additional proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies. Such legislation may change existing banking statutes and regulations, as well as our current operating environment significantly. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand our permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

Risks Associated with an Investment in our Common Stock

The trading volume of our common stock is less than that of other larger financial services companies.

Although our common stock is traded on the Nasdaq Global Select Market, the trading volume of our common stock is less than that of other larger financial services companies. For the public trading market for our common stock to have the desired characteristics of depth, liquidity and orderliness requires the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall more than would otherwise be expected if the trading volume of our common stock were commensurate with the trading volumes of the common stock of other financial services companies.

Tennessee law and our charter limit the ability of others to acquire us.

Various anti-takeover protections for Tennessee corporations are set forth in the Tennessee Business Corporation Act, the Business Combination Act, the Control Share Acquisition Act, the Greenmail Act and the Investor Protection Act. Because our common stock is registered with the SEC under the Securities Exchange Act of 1934, the Business Combination Act automatically applies to us unless our stockholders adopt a charter or bylaw amendment which expressly excludes us from the anti-takeover provisions of the Business Combination Act two years prior to a proposed takeover. Our Board of Directors has no present intention of recommending such charter or bylaw amendment.

These statutes have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Such provisions could be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on stockholders who might wish to participate in such a transaction.

The market price of our common stock may decline after this stock offering.

We may experience significant volatility in the market price of our common stock. The price per share at which we sell our common stock may be more or less than the market price of our common stock on the date this stock offering is consummated. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in this stock offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance purchasers of common stock in this offering will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares of common stock and the timing of any sale of shares of common stock.

Our future operating results may be below securities analysts’ or investors’ expectations, which could cause our stock price to decline.

We may be unable to generate significant revenues or grow at the rate expected by securities analysts or investors. In addition, our costs may be higher than we, securities analysts or investors expect. If we fail to generate sufficient revenues or our costs are higher than we expect, our results of operations will suffer, which in turn could cause our stock price to decline.

Our operating results in any particular period may not be a reliable indication of our future performance. In some future quarters, our operating results may be below the expectations of securities analysts or investors. If this occurs, the price of our common stock will likely decline.

Investors in this offering may experience dilution in the future.

To the extent we raise additional capital by issuing equity securities in the future, our stockholders may experience dilution. Holders of our common stock do not have preemptive rights. Our Board of Directors may determine, from time to time, a need to obtain additional capital through the issuance of additional shares of common stock or other securities. We may issue additional securities at prices or on terms less favorable than or equal to the public offering price and terms of this offering.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

We make no assurances that we will pay any dividends in the future. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions, and other factors that our Board of Directors may deem relevant. The holders of our common stock are entitled to receive dividends when, and if declared by our Board of Directors out of funds legally available for that purpose. As part of our consideration to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. Further, our principal source of funds to pay dividends is cash dividends that we receive from FSGBank.

In addition, because we have participated in the CPP, our ability to pay dividends on common stock is further limited. Specifically, we may not pay dividends on common stock unless all dividends have been paid on the securities issued to the Treasury under the CPP. The CPP also restricts our ability to increase the amount of quarterly dividends on common stock above $0.05 per share, which potentially limits your opportunity for gain on your investment.

The Series A Preferred Stock issued to the Treasury impacts net income available to our common stockholders and our earnings per share.

On January 9, 2009, we issued senior preferred stock (the “Series A Preferred Stock”) to the Treasury in an aggregate amount of $33 million, along with a warrant to purchase 823,627 shares of common stock (the “Warrant”). As long as shares of our Series A Preferred Stock issued under the CPP are outstanding, no dividends may be paid on our common stock unless all dividends on the Series A Preferred Stock have been paid in full. Additionally, for so long as the Treasury owns shares of the Series A Preferred Stock, we are not permitted to pay cash dividends in excess of $0.05 per share per quarter on our common stock for three years without the Treasury’s consent. The dividends declared on shares of our Series A Preferred Stock will reduce the net income available to common stockholders and our earnings per common share. Additionally, issuance of the Warrant, in conjunction with the issuance of the Series A Preferred Stock, may be dilutive to our earnings per share. The shares of First Security’s Series A Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up.

We can provide no assurances as to when the Series A Preferred Stock can be redeemed and the Warrant can be repurchased.

Subject to consultation with our banking regulators, we intend to repurchase the Series A Preferred Stock and the Warrant issued to the Treasury when we believe the credit metrics in our loan portfolio have improved for the long-term and the overall economy has rebounded. However, there can be no assurance when the Series A Preferred Stock and the Warrant can be repurchased, if at all. Until such time as the Series A Preferred Stock and the Warrant are repurchased, we will remain subject to the terms and conditions of those instruments, which, among other things, require us to obtain regulatory approval to repurchase or redeem common stock or our other preferred stock or increase the dividends on our common stock over $0.05 per share, except in limited circumstances. Further, our continued participation in the CPP subjects us to increased regulatory and legislative oversight, including with respect to executive compensation. These new oversight and legal requirements under the CPP, as well as any other requirement that the Treasury could adopt in the future, may have unforeseen or unintended adverse effects on the financial services industry as a whole, and particularly on CPP participants such as ourselves.

Holders of the Series A Preferred Stock have rights that are senior to those of our common stockholders.

The shares of Series A Preferred Stock that we have issued to the Treasury is senior to our shares of common stock, and holders of the Series A Preferred Stock have certain rights and preferences that are senior to holders of our common stock. The restrictions on our ability to declare and pay dividends to common stockholders are discussed immediately above. In addition, we and our subsidiaries may not purchase, redeem or otherwise acquire for consideration any shares of our common stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods, other than in certain circumstances. Furthermore, the Series A Preferred Stock is entitled to a liquidation preference over shares of our common stock in the event of liquidation, dissolution or winding up.

Holders of the Series A Preferred Stock may, under certain circumstances, have the right to elect two directors to our Board of Directors.

In the event that we fail to pay dividends on the Series A Preferred Stock for an aggregate of six quarterly dividend periods or more (whether or not consecutive), we must increase the authorized number of directors then constituting our Board of Directors by two. Holders of the Series A Preferred Stock, together with the holders of any outstanding parity stock with the same voting rights, will be entitled to elect the two additional members of the Board of Directors at the next annual meeting (or at a special meeting called for this purpose) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

Holders of the Series A Preferred Stock have limited voting rights.

Except in connection with the election of directors to our Board of Directors as discussed immediately above and as otherwise required by law, holders of the Series A Preferred Stock have limited voting rights. In addition to any other vote or consent of stockholders required by law or our amended and restated charter, the vote or consent of holders owning at least 66 2/3% of the shares of Series A Preferred Stock outstanding is required for (1) any authorization or issuance of shares ranking senior to the Series A Preferred Stock; (2) any amendment to the rights of the Series A Preferred Stock that adversely affects the rights, preferences, privileges or voting power of the Series A Preferred Stock; or (3) consummation of any merger, share exchange or similar transaction unless the shares of Series A Preferred Stock remain outstanding or are converted into or exchanged for preference securities of the surviving entity other than us and have such rights, preferences, privileges and voting power as are not materially less favorable than those of the holders of the Series A Preferred Stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared.

These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to the following:

•	deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;

•	changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments;

•	the failure of assumptions underlying the establishment of reserves for possible loan losses;

•	changes in political and economic conditions, including the political and economic effects of the current economic downturn and other major developments, including the ongoing war on terrorism;

•

changes in financial market conditions, either internationally, nationally or locally in areas in which First Security conducts its operations, including, without limitation, reduced rates of business formation and growth, commercial and residential real estate development, and real estate prices;

•	First Security’s ability to comply with any requirements imposed on it or FSGBank by their respective regulators, and the potential negative consequences that result;

•	fluctuations in markets for equity, fixed-income, commercial paper and other securities, which could affect availability, market liquidity levels, and pricing;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•

First Security’s participation or lack of participation in governmental programs implemented under the Emergency Economic Stabilization Act (the “EESA”) and the American Recovery and Reinvestment Act (the “ARRA”), including, without limitation, the CPP administered under the Troubled Asset Relief Program, and the Temporary Liquidity Guarantee Program (the “TLGP”) and the impact of such programs and related regulations on First Security and on international, national, and local economic and financial markets and conditions;

•

First Security’s lack of participation in a “stress test” under the Federal Reserve’s Supervisory Capital Assessment Program; the diagnostic and stress testing we conducted differs from that administered under the Supervisory Capital Assessment Program, and the results of our test may be inaccurate;

•

the impact of the EESA and the ARRA and related rules and regulations on the business operations and competitiveness of First Security and other participating American financial institutions, including the impact of the executive compensation limits of these acts, which may impact the ability of First Security to retain and recruit executives and other personnel necessary for their businesses and competitiveness;

•	the risk that First Security may be required to contribute additional capital to FSGBank in the future to enable it to meet its regulatory capital requirements or otherwise;

•

the impact of certain provisions of the EESA and ARRA and related rules and regulations on the attractiveness of governmental programs to mitigate the effects of the current economic downturn, including the risks that certain financial institutions may elect not to participate in such programs, thereby decreasing the effectiveness of such programs;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•

the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone and the Internet; and

•

the effect of any mergers, acquisitions or other transactions, to which we or our subsidiary may from time to time be a party, including, without limitation, our ability to successfully integrate any businesses that we acquire.

Many of these risks are beyond our ability to control or predict, and you are cautioned not to put undue reliance on such forward-looking statements. First Security does not intend to update or reissue any forward-looking statements contained in this prospectus as a result of new information or other circumstances that may become known to First Security.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus beginning on page 19.

USE OF PROCEEDS

We estimate that our net proceeds from our sale of              shares of our common stock in this offering will be approximately $             million, after deduction of offering expenses estimated to be $             and underwriting discounts and commissions. If the underwriter exercises the over-allotment option in full, we anticipate that the net proceeds from the sale of our common stock will be approximately $             million after deduction of offering expenses and underwriting discounts and commissions.

We plan to use the net proceeds from this offering as follows:

•	for working capital and general corporate purposes;

•	to provide capital to FSGBank to strengthen its existing balance sheet and support its anticipated organic growth;

•	to better position First Security for the redemption of all or a portion of our Series A Preferred Stock issued as part of our participation in the CPP when economic conditions improve; and

•

to support potential future acquisitions, with appropriate regulatory approval, of branches or whole banks, including possible acquisitions of failed financial institutions in FDIC-assisted transactions.

The precise amounts and timing of the application of the net proceeds from this offering depends upon many factors, including, but not limited to, the amount of any such proceeds and actual capital requirements. Until we use the proceeds from this offering, we may invest the proceeds, depending on our cash flow requirements, in short- and long-term investments, including, but not limited to U.S. Treasury securities, commercial paper, certificates of deposit, securities issued by governmental entities, money market funds, repurchase agreements and other similar investments.

CAPITALIZATION

The following table shows our consolidated capitalization as of September 30, 2009. The table shows our capitalization on an actual basis, and on an as adjusted basis to give effect to the receipt of the net proceeds from this offering of $             million, after deducting offering expenses payable by us.

These “as adjusted” amounts do not reflect the use of proceeds contemplated hereby. See the “Use of Proceeds” section of this prospectus. This information should be read together with the selected consolidated financial and other data in this prospectus as well as the audited and unaudited consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009, which are incorporated by reference into this prospectus.

There can be no assurance that the foregoing assumptions will be realized in the future, including whether the underwriters will exercise their over-allotment option.

	As of September 30, 2009 (Unaudited)
	Actual	As Adjusted
	(dollar amounts in thousands, except per share data)
Stockholders’ Equity:
Preferred stock, no par value; 10,000,000 shares authorized; 33,000 shares issued and outstanding as of September 30, 2009	$31,248	$31,248
Common stock; $0.01 par value; 50,000,000 shares authorized; 16,418,327 shares issued and outstanding as of September 30, 2009; shares issued and outstanding as adjusted	$114
Common stock warrants	2,006	2,006
Unallocated ESOP shares	(6,446)	(6,446)
Additional paid in capital	111,999
(Accumulated deficit) Retained earnings	(524)	(524)
Accumulated other comprehensive income	6,792	6,792

Total stockholders equity	$145,189

Book value per share	$6.94
Tangible Book value per share	$6.82

Capital Ratios:
Tier I capital to risk adjusted assets	13.0%
Total capital to risk adjusted assets	14.3%
Tier I capital to average tangible assets	11.1%
Tangible equity to tangible assets	11.9%
Tangible common equity to tangible assets	9.3%

PRICE RANGE OF OUR COMMON STOCK

Our common stock is traded on the Nasdaq Global Market under the symbol “FSGI.” The following table sets forth the high and low sales prices for our common stock paid per share of our common stock for the quarters indicated.

	Price Per Share		Dividend
	High	Low
Year Ended December 31, 2007
First Quarter	$12.25	$10.65	$0.05
Second Quarter	$11.74	$10.30	$0.05
Third Quarter	$11.06	$9.75	$0.05
Fourth Quarter	$10.43	$8.13	$0.05
Year Ended December 31, 2008
First Quarter	$9.25	$7.06	$0.05
Second Quarter	$9.70	$5.57	$0.05
Third Quarter	$7.95	$5.94	$0.05
Fourth Quarter	$7.94	$4.37	$0.05
Year Ending December 31, 2009
First Quarter	$5.14	$2.80	$0.05
Second Quarter	$4.54	$3.25	$0.01
Third Quarter	$4.10	$3.35	$0.01
Fourth Quarter (through December 29, 2009)	$3.91	$1.82	$0.01

At December 29, 2009, there were 16,418,327 shares of First Security’s common stock outstanding, held by registered holders of record. The closing price per share of our common stock on December 29, 2009 was $2.48.

DIVIDEND POLICY

Dividends are paid at the discretion of our Board of Directors. We have paid a quarterly dividend of $0.01 per share on our common stock for the last two quarters, and we anticipate continuing to pay a similar cash dividend in the foreseeable future, although there are a number of restrictions on our ability to do so. The Federal Reserve, in its expectation that a bank holding company serve as a source of financial strength to its subsidiary banks, has reiterated the requirement to inform and consult with the Federal Reserve before paying dividends that could raise safety and soundness concerns. The Federal Reserve released a supervisory letter advising bank holding companies that as a general matter, a bank holding company should inform the Federal Reserve and should eliminate, defer or significantly reduce its dividends if (i) the bank holding company’s net income available to stockholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends, (ii) the bank holding company’s prospective rate of earnings is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition, or (iii) the bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios. For a foreseeable period of time, our principal source of cash will be dividends and management fees paid by FSGBank to us. There are certain restrictions on these payments imposed by federal banking laws, regulations and authorities.

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our Board of Directors. As of September 30, 2009, no funds were available for payment of dividends by FSGBank to us under applicable regulatory restrictions, without prior regulatory approval. Regulatory authorities could impose administratively stricter limitations on the ability of FSGBank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

When First Security received a capital investment from the Treasury under the CPP on January 9, 2009, we became subject to additional limitations on the payment of dividends. These limitations require, among other things, that (i) all dividends for the securities purchased under the CPP be paid before other dividends can be paid and (ii) the Treasury must approve any increases in common dividends above five cents per share for three years following the Treasury’s investment.

In general, federal regulations will continue to have a considerable impact on our ability to continue paying dividends. For additional information relating to the regulatory considerations that affect our dividend policy, please refer to “Supervision and Regulation – Payment of Dividends” below.

DESCRIPTION OF OUR CAPITAL STOCK

The following description of the terms and conditions of our capital stock is qualified in its entirety by reference to our Articles of Incorporation, as amended, Bylaws, or Tennessee, Georgia or federal law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our Articles of Incorporation, as amended, and Bylaws, which are incorporated by reference as exhibits to the Form S-1 Registration Statement of which this prospectus is a part.

The authorized capital stock of First Security presently consists of 50,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of September 30, 2009, 16,418,327 shares of our common stock were issued and outstanding, 1,296,284 shares were issuable upon exercise of outstanding stock options, 823,627 shares of common stock were reserved for issuance upon the exercise of a warrant issued in connection with our issuance of preferred stock to the Treasury, with a weighted average conversion price of $6.01, and approximately 677,276 shares were reserved for future issuance under our stock option plans. As of September 30, 2009, 33,000 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) were outstanding. The description of our capital stock set forth below is only a summary. The full terms of our capital stock are set forth in Exhibits 3.1, 3.2, 3.3, 4.1, 4.2 and 4.3 to the registration statement of which this prospectus is a part and incorporated by reference herein.

The remaining 9,967,000 authorized but unissued shares of preferred stock are typically referred to as “blank check” preferred stock. This term refers to preferred stock for which the rights and restrictions are determined by the board of directors of a corporation. Under our Articles of Incorporation, as amended, our Board of Directors has the authority, without any further stockholder vote or action, to issue the remaining preferred stock in one or more series and to fix, determine or amend the relative rights and preferences of any series so established, within the limitations set forth by the Tennessee Business Corporation Act, relating to the powers, designations, rights, preferences, and restrictions thereof, including but not limited to:

•	the designation, stated value and liquidation preference of such preferred stock and the amount of stock offered;

•	the offering price;

•

the dividend rate or rates (or method of calculation), the date or dates from which dividends shall accrue, and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

•	any redemption or sinking fund provisions;

•	the amount that shares of such series shall be entitled to receive in the event of our liquidation, dissolution or winding-up;

•	the terms and conditions, if any, on which shares of such series shall be convertible or exchangeable for shares of our stock of any other class or classes, or other series of the same class;

•	the voting rights, if any, of shares of such series;

•	the status as to reissuance or sale of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to us on conversion or exchange;

•

the conditions and restrictions, if any, on the payment of dividends or on the making of other distributions on, or the purchase, redemption or other acquisition by us or any subsidiary, of the common stock or of any other class of our shares ranking junior to the shares of such series as to dividends or upon liquidation;

•

the conditions and restrictions, if any, on the creation of indebtedness of us or of any subsidiary, or on the issuance of any additional stock ranking on a parity with or prior to the shares of such series as to dividends or upon liquidation; and

•	any additional dividend, liquidation, redemption, sinking or retirement fund and other rights, preferences, privileges, limitations and restrictions of such preferred stock.

The existence of blank-check preferred stock could have the effect of making it more difficult or time consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. However, the Board of Directors has represented that it will not, without prior stockholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose or for the purpose of implementing any stockholder rights plan. Within the limits described above, the Board may issue preferred stock for capital raising transactions, acquisitions, joint ventures or other corporate purposes that has the effect of making an acquisition of First Security more difficult or costly, as could also be the case if the Board were to issue additional common stock for such purposes.

Description of Common Stock

Introduction

The following section describes the material features and rights of our common stock. The summary does not purport to be exhaustive and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and our Bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus is a part, and to applicable Tennessee law.

General

The holders of our common stock have one vote per share on all matters submitted to a vote of our stockholders. There are no cumulative voting rights for the election of directors. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of legally available funds, subject to preferences that may be applicable to any outstanding series of preferred stock. In the event of a liquidation, dissolution or winding up of First Security, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of shares of our common stock have no preemptive, subscription, redemption, sinking fund or conversion rights.

Dividends

The holders of our common stock are entitled to receive dividends declared by our Board of Directors out of funds legally available therefor. Our ability to pay dividends depends on the amount of dividends paid to us by our subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if doing so would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. State laws also limit a bank’s ability to pay dividends. Accordingly, the dividend restrictions imposed on our subsidiaries by statute or regulation effectively may limit the amount of dividends we can pay.

Holders of preferred stock and debt securities, however, have a priority right to distributions and payment over our common stock. The dividend rights of holders of our common stock are qualified and subject to the dividend rights of holders of our outstanding preferred stock as described above. For three years after the original issuance of our Series A Preferred Stock, we are not permitted to increase dividends on our common shares above the amount of the last quarterly cash dividend per share declared prior to January 9, 2009 without the Treasury’s approval unless all of the Series A Preferred Stock has been redeemed or transferred by the Treasury to unaffiliated third parties. In addition, the consent of the Treasury generally is required for us to make any stock repurchase (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice and other exemptions described on page 41 under the caption “—Description of Series A Preferred Stock—Dividend and Repurchase Rights”), unless all of the Series A Preferred Stock has been redeemed or transferred by the Treasury to unaffiliated third parties. Further, common shares, junior preferred shares or pari passu preferred shares may not be repurchased if we are in arrears on the payment of Series A Preferred Stock dividends.

Transfer Agent

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Antitakeover Effects of Certain Provisions in our Articles, Bylaws and Tennessee Law

Various anti-takeover protections for Tennessee corporations are set forth in the Tennessee Business Corporation Act, the Business Combination Act, the Control Share Acquisition Act, the Greenmail Act, and the Investor Protection Act. Because First Security’s common stock is registered with the SEC under the Securities Exchange Act of 1934, the Business Combination Act automatically applies to First Security unless the stockholders adopt a charter or bylaw amendment that expressly excludes First Security from the anti-takeover provisions of the Business Combination Act two years prior to a proposed takeover. The Board of Directors has no present intention of recommending such charter or bylaw amendment.

The Business Combination Act imposes a five-year standstill on transactions such as mergers, share exchanges, sales of significant assets, liquidations, and other interested party transactions between Tennessee corporations and “interested stockholders” and their associates or affiliates, unless the business combination is approved by the Board of Directors before the interested stockholder acquires 10% or more of the beneficial ownership of any class of the corporation’s voting securities. Thereafter, the transaction either requires a two-thirds vote of the stockholders other than the interested stockholder or must satisfy certain fair price standards.

The Business Combination Act also provides exculpatory protection for the Board of Directors in refusing to waive the protections afforded under the Business Combination Act and/or Control Share Act, or for resisting mergers, exchanges, tender offers, and similar transactions based on criteria other than price. A Tennessee corporation’s charter may specifically authorize the members of its board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer, or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which the corporation operates, or any other relevant factor in the exercise of their fiduciary duty to the stockholders. First Security’s Articles of Incorporation, as amended, authorize our Board of Directors to take into consideration, in addition to price, the following factors in connection with a merger, tender offer, or other proposed business combination:

(a)	the business, financial condition, and earnings prospects of the acquiring person;

(b)	the competence, experience, and integrity of the acquiring person;

(c)	the prospects for a successful conclusion of the business combination

(d)	our prospects as an independent entity; and

(e)	the social and economic impact of the proposed transaction on us and our employees, depositors, loan and other customers, creditors, and the communities in which we operate.

The provisions of First Security’s Articles of Incorporation, as amended, may have the effect of protecting us from unwanted takeover bids because the Board of Directors is permitted by the Articles of Incorporation to take into account in good faith all relevant factors in performing its duly authorized duties.

The Control Share Acquisition Act limits the voting rights of shares owned by a person above certain percentage thresholds (generally 20%) unless the non-interested stockholders of the corporation approve the acquisition of additional shares by the interested stockholder above the designated threshold. However, the Control Share Acquisition Act applies only to corporations whose articles of incorporation or bylaws contain an express declaration that control share acquisitions are to be governed by the Control Share Acquisition Act. In addition, the articles of incorporation or bylaws may specifically provide for the redemption of the control shares (shares in excess of the designated threshold) or appraisal rights for dissenting stockholders in a control share transaction. Neither First Security’s Articles of Incorporation, as amended, nor its Bylaws currently contain a provision that subjects First Security to the provisions of the Control Share Acquisition Act, and the Board of Directors has no present intention of adopting any such bylaw amendment. However, the Board of Directors could adopt such a bylaw amendment at any future time by majority vote based on facts and circumstances then present.

The Greenmail Act applies to a Tennessee corporation that has a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act. Under the Greenmail Act, First Security may not purchase any of its shares at a price above the market value of such shares from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by First Security or First Security makes an offer, of at least equal value per share, to all stockholders of such class.

The Investor Protection Act generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, would result in the person beneficially owning more than 10% of any class. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the target company, and the public disclosure of the material terms of the proposed offer. The Investor Protection Act also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.

The Investor Protection Act does not apply to an offer involving a vote by holders of equity securities of the target company, pursuant to its certificate of incorporation, on a merger, consolidation, or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also excluded from the Investor Protection Act are tender offers that are open on substantially equal terms to all stockholders, are recommended by the board of directors of the target company, and include full disclosure of all terms.

Finally, as described above, our Board of Directors, without stockholder approval, has the authority under our Articles of Incorporation, as amended, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock, while not intended as a defensive measure against takeovers, could be issued quickly and easily, could adversely affect the rights of holders of common stock and could make it more difficult or time consuming for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change of control. However, the Board of Directors has represented that it will not, without prior stockholder approval, issue any series of preferred stock for any defensive or anti-takeover purpose or for the purpose of implementing any stockholder rights plan. Within the limits described in “Description of Capital Stock and Securities,” the Board may issue preferred stock for capital raising transactions, acquisitions, joint ventures or other corporate purposes that has the effect of making an acquisition of First Security more difficult or costly, as could also be the case if the Board were to issue additional common stock for such purposes.

The provisions described above, to the extent applicable, will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on stockholders who might wish to participate in such a transaction. However, First Security believes that such provisions are advantageous to the stockholders in that these provisions will permit management and the stockholders to carefully consider and understand a proposed acquisition, lead to higher offering prices, and require a higher level of stockholder participation in the decision if the transaction is not approved by our Board of Directors.

Description of Preferred Stock – General

We are authorized to issue 10,000,000 shares of preferred stock, no par value per share, 33,000 shares of which have been designated as Series A Preferred Stock, all of which is outstanding as of the date of this prospectus supplement. We do not have any other preferred stock outstanding. Our Board of Directors is authorized, without further stockholder action, to issue additional preferred stock with such designations, preferences and rights as our Board of Directors may determine.

Description of Series A Preferred Stock

We have designated 33,000 shares of preferred stock as “Fixed Rate Cumulative Preferred Stock, Series A,” which we refer to in this prospectus as the senior preferred stock. These shares were issued to the Treasury on January 9, 2009, pursuant to the CPP. The following is a summary of the material provisions of the senior preferred stock.

Ranking

The senior preferred stock ranks senior to our common stock and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Dividend and Repurchase Rights

Cumulative dividends on shares of the senior preferred stock accrue on the liquidation preference of $1,000 per share at a rate of 5% per annum for the first five years following the date of issue, and at a rate of 9% per annum thereafter, if, as and when declared by our Board of Directors out of funds legally available therefor. Dividends will be payable in arrears on the 15th day of February, May, August and November of each year. Unpaid dividends are compounded (i.e., dividends are paid on the amount of unpaid dividends). The senior preferred stock has no maturity date and ranks senior to our common stock with respect to the payment of dividends and distributions.

As long as the senior preferred stock is outstanding, First Security will not be able to pay dividends on any common stock shares or any preferred shares ranking pari passu with the senior preferred stock, unless all dividends on the senior preferred stock have been paid in full.

Until the earlier of the third anniversary of the Treasury’s investment or the date on which the Treasury has transferred all of the senior preferred stock to unaffiliated third parties or such stock is redeemed in full, First Security may not, without the consent of the Treasury, increase the amount of cash dividends on our common stock above $0.05 per quarter. The Treasury’s consent is not required where dividends on common stock are payable solely in shares of First Security common stock.

The Treasury’s consent will be required for any repurchase of First Security common stock or other capital stock or other equity securities of First Security or any trust preferred securities issued by First Security or any affiliate of First Security, other than repurchases of the senior preferred stock and share repurchases in connection with any employee benefit plan in the ordinary course of business consistent with past practice, until the earlier of the third anniversary of the Treasury’s investment or the date on which the senior preferred shares are redeemed in whole or the Treasury has transferred all of the senior preferred shares to unaffiliated third parties.

For so long as the Treasury continues to own any senior preferred stock, First Security may not repurchase any shares of senior preferred stock from any other holder of such shares unless we offer to repurchase a ratable potion of the senior preferred shares then held by the Treasury on the same terms and conditions.

Redemption

Subject to the approval of the Federal Reserve Board, the senior preferred stock is redeemable, in whole or in part, at any time and from time to time, at our option. All redemptions must be at 100% of the issue price plus any accrued and unpaid dividends, and will be subject to the approval of our primary federal banking regulator. There is no sinking fund associated with the senior preferred stock.

Conversion

Shares of senior preferred stock are not convertible.

Rights Upon Liquidation

The senior preferred stock ranks senior to our common stock with respect to amounts payable upon our liquidation, dissolution and winding up, and will rank pari passu with preferred shares other than preferred shares which by their terms rank junior to any existing preferred shares.

Voting

The senior preferred stock is non-voting, other than class voting rights on:

•	any authorization or issuance of shares ranking senior to the senior preferred stock;

•	any amendment to the rights of the senior preferred stock; or

•	any merger, exchange or similar transaction which would adversely affect the rights of the senior preferred stock.

If dividends on the senior preferred stock are not paid in full for six dividend periods, whether or not consecutive, the holder of the senior preferred stock will have the right to elect two additional directors. The right to elect directors ends when all accrued and unpaid dividends for all past dividend periods have been declared and paid in full.

CPP Common Stock Purchase Warrant

The warrant was issued by us to the Treasury pursuant to the CPP. The warrant grants the holder the right to purchase up to 823,627 shares of our common stock, $0.01 par value per share. The following is a summary of the principal terms of the warrant issued to the Treasury. The full terms of the warrant are set forth in Exhibit 4.3 to the registration statement of which this prospectus is a part and incorporated by reference herein.

Exercise

The warrant is immediately exercisable, in whole or in part, and the initial exercise price is $6.01 per share.

Anti-Dilution

The exercise price of the warrant automatically adjusts to the number of shares and the exercise price necessary to protect the Treasury’s position upon the following events:

•	stock splits, stock dividends, subdivisions, reclassifications or combinations of our common stock;

•

until January 9, 2012, issuance of our common stock for consideration (or having a conversion price per share) of less than 90% of the then current market value, except for issuances in connection with benefit plans, business acquisitions and public offerings;

•

a determination by our Board of Directors to make an adjustment to the anti-dilution provisions as is reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the Warrant holders.

Term

The term of the warrant is 10 years.

Transferability and Registration Rights

The warrant is not subject to any contractual restrictions on transfer, provided that the Treasury may only transfer or exercise an aggregate of one-half of the warrant prior to the earlier of (i) the date on which we have received aggregate gross proceeds of not less than $33,000,000 from one or more offerings of common stock or perpetual preferred stock for cash and (ii) December 31, 2009.

We have granted to the warrant holder piggyback registration rights for the warrant and the common stock underlying the warrant and we have agreed to take such other steps as may be reasonably requested to facilitate the transfer of the warrant and the common stock underlying the warrant.

Voting

The Treasury, the initial holder of the warrant, has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

Reduction

In the event that we have received aggregate gross proceeds of not less than $33,000,000 plus any accrued and unpaid dividends, if any, from one or more Qualified Equity Offerings of common stock or perpetual preferred stock for cash on or prior to December 31, 2009, the number of shares of common stock underlying the warrants then held by the Treasury will be reduced by a number of shares equal to the product of (i) the number of shares originally underlying the warrant (taking into account all adjustments) and (ii) 0.5.

Substitution

In the event we are no longer listed or traded on a national securities exchange or securities association, the warrants will be exchangeable, at the option of the Treasury, for senior debt or another economic instrument or security issued by us such that the Treasury is appropriately compensated for the value of the warrant, as determined by the Treasury.

SUPERVISION AND REGULATION

Both First Security and FSGBank are subject to extensive state and federal banking regulations that impose restrictions on and provide for general regulatory oversight of their operations. These laws are generally intended to protect depositors, not stockholders. Legislation and regulations authorized by legislation influence, among other things:

•	how, when and where we may expand geographically;

•	into what product or service market we may enter;

•	how we must manage our assets or liabilities; and

•	under what circumstances money may or must flow between the parent bank holding company and the subsidiary bank.

Set forth below is an explanation of the major pieces of legislation affecting our industry and how that legislation affects our actions. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects, and legislative changes and the policies of various regulatory authorities may significantly affect our operations. We cannot predict the effect that fiscal or monetary policies, or new federal or state legislation may have on our business and earnings in the future.

First Security

Because we own all of the capital stock of FSGBank, we are a bank holding company under the federal Bank Holding Company Act of 1956. As a result, we are primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve Board.

Acquisitions of Banks.    The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before:

•

acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition or otherwise function as a restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, if we are adequately capitalized and adequately managed, we or any other bank holding company located within Tennessee or Georgia, may purchase a bank located outside of Tennessee or Georgia. Conversely, an adequately capitalized and adequately managed bank holding company located outside of Tennessee or Georgia may purchase a bank located inside Tennessee or Georgia. In each case, however, restrictions may be placed on the acquisition of a bank that has only been in existence for a limited amount of time or will result in specified concentrations of deposits. Currently, Georgia law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for three years, and Tennessee law prohibits a bank holding company from acquiring control of a financial institution until the target financial institution has been incorporated for five years. Because FSGBank has been chartered for more than five years, this restriction would not limit our ability to sell.

Change in Bank Control.    Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is also presumed to exist, although rebuttable, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

Our common stock is registered under Section 12 of the Securities Exchange Act of 1934. The regulations provide a procedure for challenging rebuttable presumptions of control.

Permitted Activities.    The Bank Holding Company Act has generally prohibited a bank holding company from engaging in activities other than banking or management or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve Board to be closely related to banking or managing or controlling banks, as to be a proper incident thereto. Provisions of the Gramm-Leach-Bliley Act have expanded the permissible activities of a bank holding company that qualifies as a financial holding company. Under the regulations implementing the Gramm-Leach-Bliley Act, a financial holding company may engage in additional activities that are financial in nature or incidental or complementary to financial activity. Those activities include, among other activities, certain insurance and securities activities.

To qualify to become a financial holding company, FSGBank and any other depository institution subsidiary of First Security must be well capitalized and well managed and must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, we must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days’ written notice prior to engaging in a permitted financial activity. While we meet the qualification standards applicable to financial holding companies, we have not elected to become a financial holding company at this time.

Support of FSGBank.    Under Federal Reserve Board policy, we are expected to act as a source of financial strength for FSGBank and to commit resources to support FSGBank. This support may be required at times when, without this Federal Reserve Board policy, we might not be inclined to provide it. In addition, any capital loans made by us to FSGBank will be repaid only after its deposits and various other obligations are repaid in full. In the unlikely event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of FSGBank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

FSGBank

Since FSGBank is chartered as a national bank, it is primarily subject to the supervision, examination and reporting requirements of the National Bank Act and the regulations of the OCC. The OCC regularly examines FSGBank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law. Because FSGBank’s deposits are insured by the FDIC to the maximum extent provided by law, FSGBank is subject to certain FDIC regulations and the FDIC also has examination authority and back-up enforcement power over FSGBank. FSGBank is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations.

Branching.    National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under both Tennessee and Georgia law, FSGBank may open branch offices throughout Tennessee or Georgia with the prior approval of the OCC. In addition, with prior regulatory approval, FSGBank may acquire branches of existing banks located in Tennessee or Georgia. FSGBank and any other national or state-chartered bank generally may branch across state lines by merging with banks in other states if allowed by the applicable states’ laws. Tennessee and Georgia law, with limited exceptions, currently permit branching across state lines through interstate mergers.

Under the Federal Deposit Insurance Act, states may “opt-in” and allow out-of-state banks to branch into their state by establishing a new start-up branch in the state. Tennessee has opted in and therefore, any out-of-state bank can establish a start-up branch in Tennessee as long as that state’s banking law would also allow Tennessee banks to establish start-up branches in that state. Therefore, FSGBank may establish start-up branches in any state that would allow a Tennessee bank to do the same.

Prompt Corrective Action.    The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective action to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories in which all institutions are placed: Well Capitalized, Adequately Capitalized, Undercapitalized, Significantly Undercapitalized and Critically Undercapitalized.

As a bank’s capital condition deteriorates, federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The three most significant categories, however, are well-capitalized, adequately capitalized, and undercapitalized. The Bank is currently categorized as adequately capitalized.

A “well-capitalized” bank is one that is not subject to any written agreement, order or capital directive to meet and maintain a specific capital level for any capital measure, significantly exceeds all of its required capital requirements, which include maintaining a total risk-based capital ratio of at least 10%, a tier 1 risk-based capital ratio of at least 6% and a tier 1 leverage ratio of at least 5%. Generally, a classification as well-capitalized will place a bank outside of the regulatory zone for purposes of prompt corrective action. However, a well-capitalized bank may be reclassified as “adequately capitalized” based on criteria other than capital, if the federal regulator determines that a bank requires certain remedial action.

An “adequately-capitalized” bank meets the required minimum level for each relevant capital measure, including a total risk-based capital ratio of at least 8%, a tier 1 risk-based capital ratio of at least 4% and a tier 1 leverage ratio of at least 4%. A bank that is adequately capitalized is prohibited from directly or indirectly accepting, renewing or rolling over any brokered deposits, absent applying for and receiving a waiver from the FDIC. In addition, an adequately-capitalized bank may be forced to comply with operating restrictions similar to those placed on undercapitalized banks.

An “undercapitalized” bank fails to meet the required minimum level for any relevant capital measure. A bank that reaches the undercapitalized level, is likely subject to a cease and desist order and other formal supervisory sanctions. In addition, federal and state regulators may impose on an undercapitalized bank any of the following operating and managerial restrictions, which may:

•	prohibit capital distributions;

•	prohibit payment of management fees to a controlling person;

•	require a capital restoration plan within 45 days of becoming undercapitalized;

•	restrict or prohibit asset growth, or require a bank to shrink;

•	require prior approval by the primary federal regulator for acquisitions, branching and new lines of business;

•	require sale of securities, or, if grounds for conservatorship or receivership exist, direct the bank to merge or be acquired;

•	restrict affiliate transactions;

•	restrict or prohibit all activities that are determined to pose an excessive risk to the bank;

•	require the institution to elect new directors, dismiss directors or senior executive officer or employ qualified senior executive officers to improve management;

•	prohibit the acceptance of deposits from correspondent banks;

•	require prior approval of capital distributions by holding companies;

•	require holding company divestiture of the bank, bank divestiture of subsidiaries, and/or holding company divestiture of other affiliates;

•	require the bank to take any other action the federal regulator determines will “better achieve” prompt corrective action objectives;

•	prohibit material transactions outside the usual course of business;

•	prohibit amending the bylaws/charter of the bank;

•	prohibit any material changes in accounting methods; and

•	prohibit golden parachute payments, excessive compensation and bonuses.

FDIC Insurance Assessments.    FSGBank’s deposits are insured by the Deposit Insurance Fund (the “DIF”) of the FDIC up to the amount permitted by law. FSGBank is thus subject to FDIC deposit insurance premium assessments. The FDIC uses a risk-based assessment system that assigns insured depository institutions to one of four risk categories based on three primary sources of information – supervisory risk ratings for all institutions, financial ratios for most institutions, including FSGBank, and long-term debt issuer ratings for large institutions that have such ratings. In February 2009, the FDIC issued new risk based assessment rates that took effect April 1, 2009. For insured depository institutions in the lowest risk category, the annual assessment rate ranges from 7 to 77.5 cents for every $100 of domestic deposits. For institutions assigned to higher risk categories, the new assessment rates range from 17 to 43 cents per $100 of domestic deposits. These ranges reflect a possible downward adjustment for unsecured debt outstanding and possible upward adjustments for secured liabilities and, in the case of institutions outside the lowest risk category, brokered deposits.

The FDIC’s assessment rates are intended to result in a reserve ratio of at least 1.15%. As of December 31, 2008, the ratio had fallen well below this floor, and as of September 30, 2009, the FDIC expects the ratio to be negative. The FDIC is required to return the DIF to its statutorily mandated minimum reserve ratio of 1.15 percent within eight years. As part of an effort to remedy the decline in the ratio, the FDIC, on September 30, 2009, collected a one-time special assessment of five basis points of an institution’s assets minus tier 1 capital as of June 30, 2009. The amount of the special assessment could not exceed ten basis points times the institution’s assessment base for the second quarter 2009. The FDIC reserved to itself the authority to impose two additional special assessments, each limited to five basis points, before January 1, 2010, if the reserve ratio falls to a level that the FDIC believes would adversely affect public confidence or to a level close or below zero at the end of any calendar quarter.

On November 12, 2009, the FDIC adopted a final rule that will require nearly all FDIC-insured depositor-institutions prepay their DIF assessments for the fourth quarter of 2009 and for the next three years. This rule will not affect FSGBank’s net income, but there will be a negative effect on FSGBank’s cash flow. The FDIC has indicated that the prepayment of DIF assessments would be in lieu of additional special assessments.

The FDIC also collects a deposit-based assessment from insured financial institutions on behalf of The Financing Corporation (“FICO”). The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and in 2009 ranged from 1.14 cents to 1.02 cents per $100 of assessable deposits. These assessments will continue until the debt matures in 2017 through 2019.

The FDIC may, without further notice-and-comment rulemaking, adopt rates that are higher or lower than the stated base assessment rates, provided that the FDIC cannot (i) increase or decrease the total rates from one quarter to the next by more than three basis points, or (ii) deviate by more than three basis points from the stated assessment rates. The FDIC has proposed maintaining current assessment rates through December 31, 2010, followed by a uniform increase in risk-based assessment rates of three basis points effective January 1, 2011.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

FDIC Temporary Liquidity Guarantee Program.    On October 14, 2008, the FDIC announced that its Board of Directors, under the authority to prevent “systemic risk” in the U.S. banking system, approved the Temporary Liquidity Guarantee Program (“TLGP”). The purpose of the TLGP is to strengthen confidence and encourage liquidity in the banking system. The TLGP is composed of two components, the Debt Guarantee Program and the Transaction Account Guarantee Program, and institutions had the opportunity, prior to December 5, 2008, to opt out of either or both components of the TLGP.

The Debt Guarantee Program:    Under the TLGP, the FDIC guarantees certain newly issued senior unsecured debt issued through October 31, 2009 by participating financial institutions. Neither the First Security nor FSGBank issued any debt guaranteed by the FDIC under the Debt Guarantee component of the TLGP.

The Transaction Account Guarantee Program:    Under the TLGP, the FDIC fully guarantees funds in non-interest bearing deposit accounts held at participating FDIC-insured institutions, regardless of dollar amount. The temporary guarantee originally was scheduled to expire at the end of 2009. On August 26, 2009, the FDIC extended the program through June 30, 2010. There is a new opt-out period for institutions that choose not to participate in the 2010 portion of the program; the opt-out deadline is November 2, 2009. During the original period, the FDIC imposed a 10 basis point annual rate surcharge will be applied to noninterest-bearing transaction deposit amounts over $250,000. For the extension period, this surcharge will be between 15 and 25 basis points on an annualized basis. Institutions will not be assessed on amounts that are otherwise insured. FSGBank did not opt out of the original or extension periods of the Transaction Account Guarantee component of the TLGP.

Community Reinvestment Act.    The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking regulators shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on FSGBank. Additionally, we must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Allowance for Loan and Lease Losses.    The Allowance for Loan and Lease Losses (ALLL) represents one of the most significant estimates in our financial statements and regulatory reports. Because of its significance, we have developed a system by which we develop, maintain and document a comprehensive, systematic and consistently applied process for determining the amounts of the ALLL and the provision for loan and lease losses. The “Interagency Policy Statement on the Allowance for Loan and Lease Losses” issued on December 13, 2006, encourages all banks to ensure controls are in place to consistently determine the ALLL in accordance with

GAAP, FSGBank’s stated policies and procedures, management’s best judgment and relevant supervisory guidance. Consistent with supervisory guidance, we maintain a prudent and conservative, but not excessive, ALLL, that is at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The allowance for loan and lease losses, and our methodology for calculating the allowance, are fully described in Note 1 to our Consolidated Financial Statements under “Allowance for Loan and Lease Losses” on pages 81 through 82 of our Annual Report on Form 10-K for the year ended December 31, 2008, and in the “Management’s Discussion and Analysis – Statement of Financial Condition – Allowance for Loan and Lease Losses” section on pages 39 through 41 of our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

Commercial Real Estate Lending.    Our lending operations may be subject to enhanced scrutiny by federal banking regulators based on our concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate (“CRE”) lending concentrations. CRE loans generally include land development, construction loans and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for its examiners to help identify institutions that are potentially exposed to significant CRE risk and may warrant greater supervisory scrutiny:

•	total reported loans for construction, land development and other land represent 100% or more of the institutions total capital, or

•

total commercial real estate loans represent 300% or more of the institution’s total capital, and the outstanding balance of the institution’s commercial real estate loan portfolio has increased by 50% or more.

Other Regulations.    Interest and other charges collected or contracted for by FSGBank are subject to state usury laws and federal laws concerning interest rates. FSGBank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•

Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identify theft protections, and certain other credit disclosures;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

•	National Flood Insurance Act and Flood Disaster Protection Act, requiring flood insurance to extend or renew certain loans in flood plains;

•

Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows, in connection with loans secured by one-to-four family residential properties;

•

Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, governing the repayment terms of, and property rights underlying, secured obligations of currently on active duty with the United States military;

•

Talent Amendment in the 2007 Defense Authorization Act, establishing a 36% annual percentage rate ceiling, which includes a variety of charges including late fees, for consumer loans to military service members and their dependents;

•

lending restrictions and limitations set forth in sections 22(g) and 22(h) of the Federal Reserve Act regarding loans and other extensions of credit made to executive officers, directors, principal stockholders and other insiders; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

FSGBank’s deposit operations are also subject to federal laws applicable to depository accounts, such as the:

•	Truth in Savings Act, requiring certain disclosures for consumer deposit accounts;

•

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•

Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, governing automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

As part of the overall conduct of the business, First Security and FSGBank must comply with:

•	privacy and data security laws and regulations at both the federal and state level; and

•	anti-money laundering laws, including the USA Patriot Act.

Capital Adequacy

The Federal Reserve and the OCC require that First Security and FSGBank meet certain minimum ratios of capital to assets in order to conduct their activities. Two measures of regulatory capital are used in calculating these ratios – tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of tier 1 capital plus a limited amount of the allowance for loan and lease losses, preferred stock that did not qualify as tier 1 capital, certain types of subordinated debt and a limited amount of other items.

Two of FSGBank’s capital ratios are intended to reflect a cushion against credit risk and are the result of the division of tier 1 capital and of total capital, respectively, by the asset total weighted for risk. Certain assets, such as cash and Treasury securities, have a zero risk weight. Others, such as commercial and consumer loans, often have a 100% risk weight. Some assets may be assigned to risk weight categories ranging between 0% and 100%. Certain off-balance sheet assets also are included in total risk-weighted assets.

Another key ratio intended to assess capital adequacy is the leverage ratio, which is derived by dividing tier 1 capital by the average total of all on-balance sheet assets for any given period. In this calculation, assets are not risk-weighted. Assets deducted from regulatory capital, such as goodwill and other intangible assets, are also excluded from the asset base used to calculate capital ratios.

The minimum regulatory capital ratios for both First Security and FSGBank are generally 8% for total capital, 4% for tier 1 capital and 4% for leverage. To be eligible to be classified as “well-capitalized,” FSGBank must generally maintain a total capital ratio of 10% or greater, a tier 1 capital ratio of 6% or greater, and a leverage ratio of 5% or more. The current capital levels of FSGBank qualify it for well-capitalized status. FSGBank expects the OCC may require it to maintain a total capital ratio of 12.0% or greater and a leverage ratio of 9.0% or greater, both of which are currently satisfied.

The OCC, the Federal Reserve, and the FDIC have authority to compel or restrict certain actions if FSGBank’s capital should fall below adequate capital standards as a result of operating losses, or if its regulators otherwise determine that it has insufficient capital. Among other matters, the corrective actions may include, but are not limited to, requiring FSGBank to enter into informal or formal enforcement orders, including memoranda of understanding, written agreements, supervisory letters, commitment letters, and consent or cease and desist orders to take corrective action and refrain from unsafe and unsound practices; removing officers and directors; and assessing civil monetary penalties; and taking possession of and closing and liquidating FSGBank.

The regulatory capital framework under which First Security and FSGBank operate is in a period of change with likely legislation or regulation that will revise the current standards and very likely increase capital requirements for the entire banking industry, including First Security and FSGBank. The resulting capital requirements are yet to be determined. First Security and FSGBank are now governed by a set of capital rules that the Federal Reserve and the OCC have had in place since 1988, with some subsequent amendments and revisions. These rules are popularly known as “Basel I.” Before the current financial crisis began to have a dramatic effect on the banking industry, the U.S. regulators had participated in an effort by the Basel Committee on Banking Supervision to develop Basel II. Basel II provides several options for determining capital requirements for credit and operational risk. In December 2007, the agencies adopted a final rule implementing Basel II’s “advanced approach” for “core banks” – U.S. banking organizations with over $250 billion in banking assets or on-balance-sheet foreign exposures of at least $10 billion. For other banking organizations, including First Security and the FSGBank the U.S. banking agencies proposed a rule in July 2008 that would have enabled these organizations to adopt the Basel II “standardized approach.” The proposed rule has not been finalized. As a result of the financial crisis that has adversely affected global credit markets and increases in credit, liquidity, interest rate and other risks, in September 2009, the Treasury issued principles for international regulatory reform, which included recommendations for higher capital standards for all banking organizations to be implemented as part of a broader reconsideration of international risk-based capital standards developed by Basel II .

Payment of Dividends

First Security is a legal entity separate and distinct from FSGBank. The principal sources of First Security’s cash flow, including cash flow to pay dividends to its stockholders are dividends and management fees that FSGBank pays to its sole stockholder First Security. Statutory and regulatory limitations apply to FSGBank’s payment of dividends to First Security as well as to First Security’s payment of dividends to its stockholders.

FSGBank is required by federal law to obtain prior approval of the OCC for payments of dividends if the total of all dividends declared by FSGBank’s Board of Directors in any year will exceed (1) the total of FSGBank’s net profits for that year, plus (2) FSGBank’s retained net profits of the preceding two years, less any required transfers to surplus.

When First Security received a capital investment from the Treasury under the CPP on January 9, 2009, we became subject to additional limitations on the payment of dividends. These limitations require, among other things, that (i) all dividends for the securities purchased under the CPP be paid before other dividends can be paid and (ii) the Treasury must approve any increases in common dividends above five cents per share for three years following the Treasury’s investment.

The payment of dividends by First Security and FSGBank may also be affected by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, the OCC may require, after notice and a hearing, that FSGBank stop or refrain from engaging in any practice it considers unsafe or unsound. The federal banking agencies have indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Further, earlier this year, the Federal Reserve clarified its guidance on dividend policies for bank holding companies through the publication of a Supervisory Letter, dated February 24, 2009. As part of the letter, the Federal Reserve encouraged bank holding companies, particularly those that had participated in the CPP, to consult with the Federal Reserve prior to dividend declarations, and redemption and repurchase decisions even when not explicitly required to do so by federal regulations. The Federal Reserve has indicated that CPP recipients, such as First Security, should consider and communicate in advance to regulatory staff how a company’s proposed dividends, capital repurchases and capital redemptions are consistent with First Security’s obligation to eventually redeem the securities held by the Treasury. This new guidance is largely consistent with prior regulatory statements encouraging bank holding companies to pay dividends out of net income and to avoid dividends that could adversely affect the capital needs or minimum regulatory capital ratios of the bank holding company and its subsidiary bank.

Restrictions on Transactions with Affiliates

First Security and FSGBank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank’s capital and surplus and, as to all affiliates combined, to 20% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. FSGBank must also comply with other provisions designed to avoid the taking of low-quality assets.

First Security and FSGBank are also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

FSGBank is also subject to restrictions on extensions of credit to their executive officers, directors, principal stockholders and their related interests. These extensions of credit (1) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (2) must not involve more than the normal risk of repayment or present other unfavorable features.

Limitations on Senior Executive Compensation

On October 22, 2009, the Federal Reserve Board issued proposed guidance designed to help ensure that incentive compensation policies at banking organizations do not encourage excessive risk-taking or undermined the safety and soundness of the organization. In connection with the proposed guidance, the Federal Reserve Board announced that it will review First Security’s incentive compensation arrangements as part of the regular, risk-focused supervisory process. The Federal Reserve Board may take enforcement action against a banking organization if its incentive compensation arrangement or related risk management, control, or governance processes pose a risk to the safety and soundness of the organization and the organization is not taking prompt and effective measures to correct the deficiencies.

Due to First Security’s participation in the CPP, First Security is also subject to additional executive compensation limitations. For example, First Security must:

•	ensure that its senior executive incentive compensation packages do not encourage excessive risk;

•	subject senior executive compensation to “clawback” if the compensation was based on inaccurate financial information or performance metrics;

•	prohibit any golden parachute payments to senior executive officers; and

•	agree not to deduct more than $500,000 for a senior executive officer’s compensation.

Proposed Legislation and Regulatory Action

New regulations and statutes are regularly proposed that contain wide-ranging potential changes to the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of United States government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. We cannot predict the nature or impact of future changes in monetary and fiscal policies.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , the underwriters named below, for whom Raymond James & Associates, Inc. is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.
Sandler O’Neill & Partners, L.P.
FIG Partners, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by its counsel of legal matters and to certain other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the option to purchase additional shares described below.

Option to Purchase Additional Shares

We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of                      additional shares of common stock, at the same price per share as they are paying for the shares shown in the table above. If the underwriters exercise their option to purchase any of the additional              shares, each underwriter, subject to certain conditions, will become obligated to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold.

Commission and Discounts

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $ per share. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $            .

	Per Share	Without Option	With Option
Underwriting discount payable by us	$	$	$

Indemnification

We have agreed to indemnify the underwriters against various liabilities, including certain liabilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Lock-up Agreements

Subject to specified exceptions, each of our directors and our executive officers have agreed for a period of 90 days after the date of this prospectus, not to directly or indirectly: (i) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or take any other action, whether through derivative contracts, options, swaps or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities held or deemed to be beneficially owned by the person or entity without the prior written consent of Raymond James & Associates, Inc. or (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that the person or the entity has or may have hereafter to require us to register under the Securities Act of 1933, as amended, the sale, transfer or other disposition of any of the securities held or deemed to be beneficially owned by the person or entity, or to otherwise participate as a selling security holder in any manner in any registration by us under the Securities Act of 1933, as amended, including under this Registration Statement, during the lock-up period. The foregoing restrictions shall not apply to: (1) transfers of our securities as a bona fide gift; (2) transfers of our securities to a trust or family limited partnership if the beneficiaries or partners, as the case may be, are exclusively the person or entity and/or a member of his or her “immediate family” (as defined in the lock-up agreement), provided that any such transfer shall not involve a disposition for value; (3) distributions of our securities to limited partners or stockholders of the person or entity; (4) transfers pursuant to the laws applicable to descent and distribution; or (5) exercises of stock options or convertible securities held by the person or entity, provided that our securities obtained upon exercise shall be subject to this agreement, or surrenders to us or sales into the market of portions of the person or entity’s common stock necessary to effect the cashless exercise of any options or other convertible securities to purchase common stock; provided that in the case of any transfer or distribution pursuant to clause (1), (2), (3) or (4), (i) each transferee or distributee shall sign and deliver a lock-up letter substantially in the form signed by the transferor and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the lock-up period referred to in the foregoing paragraph.

In addition we have agreed that for 90 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of Raymond James & Associates, Inc. (1) offer for sale, sell, pledge or otherwise dispose of any shares of common stock or securities convertible into or exchangeable for common stock (other than the common stock issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock (other than the grant of options pursuant to option plans existing on the date hereof), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of common stock, (3) file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing.

The 90 day lock-up periods described in the preceding paragraphs will automatically be extended if (1) during the last 17 days of the 90 day lock-up period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16 day period beginning on the last day of the lock-up period, then the lock-up periods shall automatically be extended and the restrictions described above shall continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Raymond James & Associates, Inc. waives, in writing, such extension. Raymond James & Associates, Inc. may release any of the securities subject to these lock-up agreements at any time without notice.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling, shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock.

In connection with this transaction, the underwriters may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market, prior to the pricing and completion of this offering. Passive market making is permitted by SEC Regulation M and consists of displaying bids on the Nasdaq Global Select Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriter a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq Global Select Market or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters for this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “FSGI.”

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘Relevant Member State’), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the ‘Relevant Implementation Date’), an offer of shares of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in is last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Relevant Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘offer of shares of our common stock to the public’ in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression ‘Prospectus Directive’ means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Shares of First Security’s common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or otherwise in circumstances which have not resulted or will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, or the FSMA.

In addition, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of shares of our common stock may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom or (2) persons who:

(a) are qualified investors as defined in section 86(7) of FSMA, being persons falling within the meaning of article 2.1(e)(i), (ii) or (iii) of the Prospectus Directive; and

(b) are either persons who fall within article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Order, or are persons who fall within article 49(2)(a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Order; or

(c) to whom it may otherwise lawfully be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) above) should not rely or act upon this communication.

Affiliations

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by             ,             , Tennessee. Certain legal matters in connection with this offering will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements of First Security appearing in First Security’s Annual Report on Form 10-K for the year ended December 31, 2008 and the effectiveness of the First Security’s internal control over financial reporting incorporated in this prospectus from First Security’s Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by Joseph Decosimo and Company, PLLC, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference to such reports given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by subsequent incorporated documents or by information that is included directly in this prospectus or any prospectus supplement:

•

Annual Report on Form 10-K for the year ended December 31, 2008, filed March 13, 2009 (including those portions of our Proxy Statement on Schedule 14A relating to our 2009 Annual Meeting of Stockholders, which was filed on April 17, 2009, incorporated by reference therein);

•	Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2009;

•

Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed May 8, 2009; for the quarter ended June 30, 2009, filed August 10, 2009; and for the quarter ended September 30, 2009, filed November 6, 2009; and

•	Current Reports on Form 8-K filed January 9, 2009, and April 17, 2009.

Nothing in this prospectus shall be deemed to incorporate information furnished but not filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

First Security is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files annual, quarterly and current reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Information may be obtained on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of such materials can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. In addition, such reports, proxy statements, and other information are available from the SEC’s web site (www.sec.gov).

We have filed with the SEC a registration statement on Form S-1, which registers the securities that we may offer under this prospectus. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information required to be set forth in the registration statement. We believe that we have included or incorporated by reference all information material to investors in this prospectus, but some details that may be important for specific investment purposes have not been included. For further information, you should read the registration statement and the information and exhibits filed with or incorporated by reference into the registration statement.

A copy of any of the documents referred to above will be furnished, without charge, by writing to First Security at 531 Broad Street, Chattanooga, Tennessee 37402, Attention: William L. (Chip) Lusk, Jr., Secretary of First Security. In addition, we maintain a corporate website, www.fsgbank.com. We make available through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. This reference to our website is for the convenience of investors as required by the SEC and shall not be deemed to incorporate any information on the website into this registration statement, prospectus and any prospectus supplement.

             Shares

Common Stock

PROSPECTUS

RAYMOND JAMES

SANDLER O’NEILL

+ PARTNERS, L.P.

FIG PARTNERS

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Expenses of Issuance and Distribution.

The expenses relating to the registration of the securities will be borne by the registrant. Such expenses, other than the SEC registration fee, are estimated to be as follows:

SEC registration fee		$55.80
FINRA filing fee	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Printing fees and expenses	$	*
Expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be supplied by Amendment.

Item 14.	Indemnification of Directors and Officers.

The Tennessee Business Corporation Act provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith, (ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation’s best interest, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interest of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the Tennessee Business Corporation Act provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the Tennessee Business Corporation Act mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The Tennessee Business Corporation Act also provides that in connection with any proceeding charging improper personal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the Tennessee Business Corporation Act provides that a court of competent jurisdiction, upon application, may order than an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, notwithstanding the fact that (i) such officer or director was adjudged liable to the corporation in a proceeding by or in right of the corporation, (ii) such officer or director was adjudged liable on the basis that personal benefit was improperly received by him; or (iii) such officer or director breached his duty of care to the corporation.

The Bylaws provide that no director shall be personally liable to First Security or its stockholders for monetary damages for breach of any fiduciary duty as a director except for liability for (i) any breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the types of liability set forth in Section 48-18-304 of the Tennessee Business Corporation Act, which provides that directors who vote for unlawful distributions of corporate funds will be held personally liable to the corporation for the amount of any such distribution, or (iv) for any act or omission occurring before the effective date of the Articles of Incorporation.

Item 15.	Recent Sales of Unregistered Securities.

On January 9, 2009, First Security issued 33,000 shares of Series A Preferred Stock and a Warrant to purchase 823,627 shares of the First Security’s common stock to the Treasury for $33,000,000. These issuances were not registered under the Securities Act of 1933, in reliance on the exemption set for in Section 4(2) thereof.

Item 16.	Exhibits

Exhibit Number	Description

1	Form of Underwriting Agreement. +

3.1	Articles of Incorporation of First Security. [1]

3.2	Articles of Amendment to the Charter of Incorporation. [2]

3.3	Articles of Amendment to the Charter of Incorporation. [3]

3.4	Bylaws of First Security. [4]

4.1	Form of Common Stock Certificate. [4]

4.2	Form of Series A Preferred Stock Certificate. [5]

4.3	Warrant to Purchase up to 823,627 shares of Common Stock, dated January 9, 2009. [6]

5	Opinion of as to the validity of the shares of common stock being offered. +

10.1	Letter Agreement, dated January 9, 2009, including Securities Purchase Agreement – Standard Terms, incorporated by reference therein, between First Security and the United States Department of the Treasury. [7]

10.2	First Security’s Second Amended and Restated 1999 Long Term Incentive Plan. [4]

10.3	First Security’s Amended and Restated 2002 Long Term Incentive Plan. [8]

10.4	Form of Incentive Stock Option Award under the Second Amended and Restated 1999 Long Term Incentive Plan. [9]

10.5	Form of Incentive Stock Option Award under the 2002 Long-Term Incentive Plan. [9]

10.6	Form of Non-qualified Stock Option Award under the 2002 Long-Term Incentive Plan. [9]

10.7	Form of Restricted Stock Award under the 2002 Long-Term Incentive Plan. [9]

10.8	Employment Agreement Dated as of May 16, 2003 by and between First Security Group, Inc. and Rodger B. Holley. [10]

10.9	Salary Continuation Plan Dated as of December 21, 2005 by and among First Security Group, Inc., FSGBank, N.A. and Rodger B. Holley. [1]

10.10	Employment Agreement Dated as of May 16, 2003 by and between First Security Group, Inc. and Lloyd L. Montgomery, III. [10]

10.11	Salary Continuation Plan Dated as of December 21, 2005 by and among First Security Group, Inc., FSGBank, N.A. and Lloyd L. Montgomery, III. [1]

10.12	Employment Agreement Dated as of May 16, 2003 by and between First Security Group, Inc. and William L. Lusk, Jr. [10]

10.13	Salary Continuation Plan Dated as of December 21, 2005 by and among First Security Group, Inc., FSGBank, N.A. and William L. Lusk, Jr. [1]

10.14	First Security Group, Inc. Non-Employee Director Compensation Policy. [11]

10.15	Form of Senior Executive Officer Agreement. [12]

21.1	Subsidiaries of the Registrant. [13]

23.1	Consent of Joseph Decosimo and Company, PLLC.

Exhibit Number	Description

23.2	Consent of (included in Exhibit 5). +

24	Power of Attorney. †

+	To be filed by amendment.
†	Previously filed as an exhibit to the Registration Statement on Form S-1 filed on November 6, 2009.
[1]	Incorporated by reference to First Security’s Annual Report on Form 10-K for the year ended December 31, 2005.
[2]	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed January 9, 2009.
[3]	Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed January 9, 2009.
[4]	Incorporated by reference to First Security’s Registration Statement on Form S-1 filed April 20, 2001, File No. 333-59338.
[5]	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed January 9, 2009.
[6]	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed January 9, 2009.
[7]	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 9, 2009.
[8]	Incorporated by reference from Appendix A to First Security’s Proxy Statement filed April 30, 2007.
[9]	Incorporated by reference to First Security’s Annual Report on Form 10-K for the Year Ended December 31, 2004.
[10]	Incorporated by reference to First Security’s Quarterly Report on Form 10-Q for the Period Ended June 30, 2003.
[11]	Incorporated by reference from Exhibit 10.14 to First Security’s Annual Report on Form 10-K for the year ended December 31, 2008.
[12]	Incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed January 9, 2009.
[13]	Incorporated by reference to First Security’s Annual Report on Form 10-K for the year ended December 31, 2003.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the such Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chattanooga, State of Tennessee, on December 31, 2009.

FIRST SECURITY GROUP, INC.

By:	/s/ RODGER B. HOLLEY
Rodger B. Holley
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on December 31, 2009.

Signature	Title

/S/ RODGER B. HOLLEY Rodger B. Holley	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)

/s/ WILLIAM L. LUSK, JR. William L. Lusk, Jr.	Secretary, Chief Financial Officer and Executive Vice President (Principal Financial Officer)

/s/ JOHN R. HADDOCK John R. Haddock	Controller and Vice-President (Principal Accounting Officer)

/s/ J.C. HAROLD ANDERS* J. C. Harold Anders	Director

/s/ RANDALL L. GIBSON* Randall L. Gibson	Director

/s/ CAROL H. JACKSON* Carol H. Jackson	Director

/s/ RALPH L. KENDALL* Ralph L. Kendall	Director

/s/ WILLIAM B. KILBRIDE* William B. Kilbride	Director

/s/ D. RAY MARLER* D. Ray Marler	Director

*By	/s/ WILLIAM L. LUSK, JR.
William L. Lusk, Jr., as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1	Form of Underwriting Agreement. +

3.1	Articles of Incorporation of First Security. [1]

3.2	Articles of Amendment to the Charter of Incorporation. [2]

3.3	Articles of Amendment to the Charter of Incorporation. [3]

3.4	Bylaws of First Security. [4]

4.1	Form of Common Stock Certificate. [4]

4.2	Form of Series A Preferred Stock Certificate. [5]

4.3	Warrant to Purchase up to 823,627 shares of Common Stock, dated January 9, 2009. [6]

5	Opinion of as to the validity of the shares of common stock being offered. +

10.1	Letter Agreement, dated January 9, 2009, including Securities Purchase Agreement – Standard Terms, incorporated by reference therein, between First Security and the United States Department of the Treasury. [7]

10.2	First Security’s Second Amended and Restated 1999 Long Term Incentive Plan. [4]

10.3	First Security’s Amended and Restated 2002 Long Term Incentive Plan. [8]

10.4	Form of Incentive Stock Option Award under the Second Amended and Restated 1999 Long Term Incentive Plan. [9]

10.5	Form of Incentive Stock Option Award under the 2002 Long-Term Incentive Plan. [9]

10.6	Form of Non-qualified Stock Option Award under the 2002 Long-Term Incentive Plan. [9]

10.7	Form of Restricted Stock Award under the 2002 Long-Term Incentive Plan. [9]

10.8	Employment Agreement Dated as of May 16, 2003 by and between First Security Group, Inc. and Rodger B. Holley. [10]

10.9	Salary Continuation Plan Dated as of December 21, 2005 by and among First Security Group, Inc., FSGBank, N.A. and Rodger B. Holley. [1]

10.10	Employment Agreement Dated as of May 16, 2003 by and between First Security Group, Inc. and Lloyd L. Montgomery, III. [10]

10.11	Salary Continuation Plan Dated as of December 21, 2005 by and among First Security Group, Inc., FSGBank, N.A. and Lloyd L. Montgomery, III. [1]

10.12	Employment Agreement Dated as of May 16, 2003 by and between First Security Group, Inc. and William L. Lusk, Jr. [10]

10.13	Salary Continuation Plan Dated as of December 21, 2005 by and among First Security Group, Inc., FSGBank, N.A. and William L. Lusk, Jr. [1]

10.14	First Security Group, Inc. Non-Employee Director Compensation Policy. [11]

10.15	Form of Senior Executive Officer Agreement. [12]

21.1	Subsidiaries of the Registrant. [13]

23.1	Consent of Joseph Decosimo and Company, PLLC.

23.2	Consent of (included in Exhibit 5). +

24	Power of Attorney.†

+	To be filed by amendment.
†	Previously filed as an exhibit to the Registration Statement on Form S-1 filed on November 6, 2009.

[1]	Incorporated by reference to First Security’s Annual Report on Form 10-K for the year ended December 31, 2005.
[2]	Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed January 9, 2009.
[3]	Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed January 9, 2009.
[4]	Incorporated by reference to First Security’s Registration Statement on Form S-1 filed April 20, 2001, File No. 333-59338.
[5]	Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed January 9, 2009.
[6]	Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed January 9, 2009.
[7]	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 9, 2009.
[8]	Incorporated by reference from Appendix A to First Security’s Proxy Statement filed April 30, 2007.
[9]	Incorporated by reference to First Security’s Annual Report on Form 10-K for the Year Ended December 31, 2004.
[10]	Incorporated by reference to First Security’s Quarterly Report on Form 10-Q for the Period Ended June 30, 2003.
[11]	Incorporated by reference from Exhibit 10.14 to First Security’s Annual Report on Form 10-K for the year ended December 31, 2008.
[12]	Incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K filed January 9, 2009.
[13]	Incorporated by reference to First Security’s Annual Report on Form 10-K for the year ended December 31, 2003.